Exhibit 99.1

Notice of Annual Meeting of Shareholders

and

Management Proxy Circular

of

TURQUOISE HILL RESOURCES LTD.

DATED: March 20, 2015

TURQUOISE HILL RESOURCES LTD.

Notice of Annual Meeting of Shareholders

May 8, 2015

NOTICE IS HEREBY GIVEN that an Annual Meeting (“Meeting”) of Shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) will be held on May 8, 2015, at 09:00 AM local time, in the Coal Harbour Room of the Pan Pacific Hotel located at Suite 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, for the following purposes:

1.	to receive the annual report of the directors to the Shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, and the auditors’ report thereon;

3.	to elect seven directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in Section 2.3 of the accompanying Management Proxy Circular) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation;

6.

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in Section 2.4 of the accompanying Management Proxy Circular) approving and reconfirming the renewal of the Corporation’s equity incentive plan (the “Equity Incentive Plan”), and approving and authorizing, for a period of three years after the date of the Meeting, all unallocated options issuable pursuant to the Equity Incentive Plan; and

7.	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 25, 2015 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 20th day of March, 2015.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs Corporate Secretary

TURQUOISE HILL RESOURCES LTD.

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

Section 1 - VOTING AND PROXIES	4

1.1 SOLICITATION OF PROXIES	4
1.2 APPOINTMENT OF PROXYHOLDERS	4
1.3 REVOCATION OF PROXIES	4
1.4 EXERCISE OF DISCRETION	5
1.5 QUORUM	5
1.6 VOTES REQUIRED TO PASS RESOLUTIONS	5
1.7 VOTING BY REGISTERED SHAREHOLDERS	5
1.8 VOTING BY NON-REGISTERED SHAREHOLDERS	6
1.9 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6

Section 2 - BUSINESS OF MEETING	7

2.1 ELECTION OF DIRECTORS	7
2.1.1 Management Nominees	7
2.1.2 Previous Year’s Voting Results	15
2.1.3 Additional Disclosure Relating to Directors	16
2.1.4 Majority Voting Policy	16
2.1.5 Term of Office	16
2.1.6 Diversity	16
2.1.7 Over-Boarding Policy	17
2.1.8 Interlocking Directorships	17
2.1.9 Retirement Policy	17
2.1.10 Succession Planning and 2014 Leadership Transition	17
2.1.11 Tenure	17
2.1.12 Summary of Board and Committee Meetings Held	18
2.1.13 Orientation and Continuing Education for Directors	18
2.2 APPOINTMENT OF AUDITORS	18
2.2.1 Audit Services	19
2.3 ADOPTION OF A SAY ON PAY RESOLUTION	19
2.4 RENEWAL OF EQUITY INCENTIVE PLAN	20

Section 3 - COMPENSATION DISCUSSION AND ANALYSIS	20

3.1 COMPENSATION PHILOSOPHY AND GOALS	21
3.2 COMPENSATION AND BENEFITS COMMITTEE	21
3.2.1 Role and Composition	21
3.2.2 Management of Risk	22
3.2.3 Outside Consultants	23
3.3 BENCHMARKING PRACTICES	23
3.4 ELEMENTS OF EXECUTIVE COMPENSATION	25
3.4.1 Compensation of NEOs	25
3.4.2 Equity Incentive Plan	28

3.4.3 Pension Plans	28
3.4.4 Other Compensation Policies	28
3.5 PERFORMANCE GRAPH	29

Section 4 - COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	29

4.1 SUMMARY COMPENSATION TABLE	29
4.2 OPTION-BASED AND SHARE-BASED AWARDS	32
4.2.1 Outstanding Option-Based and Share-Based Awards	32
4.2.2 Incentive Plan Awards – Value Vested or Earned During 2014	32
4.3 EMPLOYMENT AGREEMENTS	33
4.3.1 Secondees of Rio Tinto	33

Section 5 - COMPENSATION DISCLOSURE FOR DIRECTORS	33

5.1 ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION	33
5.2 DIRECTORS’ TOTAL 2014 COMPENSATION	35
5.3 OPTION-BASED AWARDS	36
5.3.1 Outstanding Option-Based Awards	36
5.3.2 Incentive Plan Awards – Value Vested or Earned During 2014	37

Section 6 - CORPORATE GOVERNANCE	38

6.1 BOARD OF DIRECTORS	38
6.1.1 Board Composition	38
6.1.2 Board Mandate and Recent Amendments Thereto	39
6.1.3 Meetings of the Board	40
6.2 BOARD COMMITTEES	40
6.2.1 Audit Committee	40
6.2.2 Compensation and Benefits Committee	41
6.2.3 Nominating and Corporate Governance Committee	41
6.2.4 Health, Safety and Environment Committee	41
6.2.5 SouthGobi Special Committee	41
6.3 INDEPENDENT DIRECTORS	42
6.4 CODE OF BUSINESS CONDUCT AND ETHICS	42
6.5 STATEMENT OF CORPORATE GOVERNANCE PRACTICES	42

Section 7 - OTHER INFORMATION	42

7.1 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	42
7.2 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	43
7.3 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	43
7.4 ADDITIONAL INFORMATION	43
7.5 DIRECTORS’ APPROVAL	44

SCHEDULES

Schedule “A” Summary of Equity Incentive Plan	A-1
Schedule “B” Statement of Corporate Governance Practices	B-1
Schedule “C” Board Mandate	C-1

Section 1 - VOTING AND PROXIES

1.1	SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished to the holders of common shares (“Shareholders”) of Turquoise Hill Resources Ltd. (the “Corporation”) by and on behalf of management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the Shareholders to be held at 09:00 AM, local time, on May 8, 2015 in the Coal Harbour Room of the Pan Pacific Hotel located at Suite 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5 and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in section 1.8 – “Voting by Non-Registered Shareholders” of this Circular).

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the record date as March 25, 2015, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of March 20, 2015. All dollar amounts are expressed in United States dollars (“$” or “US$”) or Canadian dollars (“C$”), as indicated.

All references to Shareholders in this Circular and the accompanying Form of Proxy (as defined below) and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

1.2	APPOINTMENT OF PROXYHOLDERS

A Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A Shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper form of proxy.

An appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the Shareholder or by an attorney of the Shareholder authorized in writing, is deposited with CST Trust Company (“CST”) by facsimile to 1-866-781-3111 or 1-416-368-2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, by email at proxy@canstockta.com or procuration@canstockta.com or by hand to The Oceanic Plaza, 1600 - 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6 or 2001 University, 16th Floor, Montreal, Québec, H3A 2A6 and received by CST not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used.

1.3	REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	with CST, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chair of the Meeting on the day of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

1.4	EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted as recommended by the management of the Corporation. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified or referred to in the Notice of Meeting and this Circular and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not currently known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

1.5	QUORUM

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

1.6	VOTES REQUIRED TO PASS RESOLUTIONS

Under the Yukon Business Corporations Act (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) of the votes cast at the Meeting is required to pass a special resolution.

1.7	VOTING BY REGISTERED SHAREHOLDERS

An individual is a registered Shareholder if his or her name appears on the share certificate. If an individual is not sure whether they are a registered Shareholder, they may contact CST by telephone toll-free at 1-800-387-0825 or by e-mail at inquiries@canstockta.com.

On the Internet

Registered Shareholders may go to the website www.cstvotemyproxy.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 PM (Pacific Time) on May 6, 2015.

By Mail

Registered Shareholders may complete, date and sign their Form of Proxy and return it in the envelope provided or deliver it to one of CST’s principal offices in Montréal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 PM (Pacific time) on May 6, 2015 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

CST Trust Company	CST Trust Company	CST Trust Company
The Oceanic Plaza	320 Bay Street	2001 University
Suite 1600-1066 West Hastings St.	Basement Level (B1)	16th Floor
Vancouver, British Columbia	Toronto, Ontario	Montreal, Québec
V6E 3X1	M5H 4A6	H3A 2A6

If registered Shareholders return their proxy by mail, they can appoint a person other than the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. Registered Shareholders may fill in the name of the person they are appointing in the blank space provided on the Form of Proxy. Registered Shareholders must complete their voting instruction on the Form of Proxy, and date and sign the form. They must make sure that the person they appoint is aware that he or she has been appointed and attends the Meeting.

In Person at the Meeting

Registered Shareholders do not need to complete or return their Form of Proxy.

They will be required to register their attendance for the Meeting with the scrutineer at the registration desk.

1.8	VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section should be reviewed carefully by non-registered Shareholders of the Corporation. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by CST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs” who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs” who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

1.9	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 20, 2015, the Corporation had issued 2,012,309,019 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CST no later than 10 days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and senior officers of the Corporation, Rio Tinto plc is the only person who beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 20, 2015, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%

Notes :

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 799674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). In addition, Rio Tinto holds 74,247,460 share purchase warrants (the “Series D Warrants”) which Series D Warrants were issued pursuant to the terms of the Memorandum of Agreement dated April 17, 2012, as amended on May 22, 2012 amongst the Corporation, RTIH and Rio Tinto South East Asia Limited (“RTSEA”) (the “2012 MOA”), as well as 74,247,460 share purchase warrants (the “Anti-Dilution Series D Warrants”) issued in connection with the Corporation’s rights offering which was launched on November 25, 2013 and which closed on January 13, 2014 (the “2013 Rights Offering”). Each Series D Warrant and Anti-Dilution Series D Warrant is exercisable to purchase one Common Share at any time until May 22, 2015 and otherwise in accordance with its terms. The Series D Warrants and the Anti-Dilution Series D Warrants expire on May 22, 2015. Assuming Rio Tinto were to fully exercise the Series D Warrants and Anti-Dilution Series D Warrants to acquire the maximum number of Common Shares issuable thereunder, Rio Tinto would beneficially own, together with the 1,021,966,440 Common Shares it already holds, directly and indirectly, 1,170,461,360 Common Shares, representing approximately 54.2% of the outstanding Common Shares. Pursuant to the terms of the 2012 MOA, Rio Tinto also has, among other rights and entitlements, pre-emptive contractual rights to maintain its percentage interest in Common Shares and Series D Warrants, exercisable, subject to certain exceptions, in respect of certain future issuances of Common Shares, including the right to receive, for no additional consideration, additional Anti-Dilution Series D Warrants sufficient to enable it to maintain its percentage interest in Common Shares on a fully-diluted basis taking into account the exercise of Series D Warrants and any previously issued Anti-Dilution Series D Warrants in respect of future rights offerings of the Corporation. The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of the management of the Corporation and is based on public filings.

Section 2 - BUSINESS OF MEETING

2.1	ELECTION OF DIRECTORS

The Corporation’s Articles of Amendment currently provide that the number of Directors will be a minimum of three and a maximum of 14. In accordance with the terms of the 2012 MOA, which amended the Heads of Agreement dated as of December 8, 2010 between RTIH and the Corporation, Rio Tinto and the Corporation agreed that until January 18, 2014, a majority of the Directors on the Board would be “independent” under applicable securities laws. Although this independence requirement has expired under the terms of the 2012 MOA, four of the seven persons nominated for election at the Meeting are “independent directors” (for more details see section 6.1.1 – “Board Composition”).

The Board has carefully considered issues relating to its size. The optimal size for the Board is one that carefully balances the need for strong professional and industry-sector representation and the need to remain small enough to facilitate effective dialogue and decision-making. With this in mind, management proposes seven nominees for election as Directors at the Meeting.

2.1.1	Management Nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 20, 2015, and the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at March 20, 2015. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually. Management recommends that Shareholders vote in favour of each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

Rowena Albones

Brisbane, Queensland,

Australia

Age: 42

Director Since: October 2013

Director Status:

Non-Independent (Rio Tinto)

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 Financial Literacy

 CEO/ Senior Officer

 Managing/ Leading Growth

 International

 Compensation

 Capital Markets

 Exploration

 Marketing

Ms. Albones is currently Chief Financial Officer, Copper & Coal at Rio Tinto and is a member of the Rio Tinto Copper & Coal Executive Committee. She joined Rio Tinto in September 1999 and has held a variety of finance, commercial and project development roles in the copper, iron ore and aluminum businesses.

Prior to her current role, Ms. Albones was Group Advisor, Reporting and Analysis where she was responsible for consolidated Group performance reporting and analysis for Rio Tinto. She was also a member of the Business Development team where she was involved in management of major transactions at the Group level including preparation of the 2009 Rio Tinto rights issue. Ms. Albones has also held senior leadership roles in operational joint ventures for the Rio Tinto Group. The majority of her career has been in resources and mining, engineering services and the oil and gas sectors.

Ms. Albones is a member of the Oyu Tolgoi LLC Board of Directors and Chair of the Oyu Tolgoi LLC Audit Committee.

Ms. Albones holds a Bachelor of Economics and Finance degree and a Master of Business Administration degree, both from Curtin University, Australia. Ms. Albones also completed an advanced management program in business and leadership at Duke University in North Carolina, United States. Ms. Albones is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Chief Financial Officer, Copper at Rio Tinto
		2014	2014 Meetings		Other Public Company Board Membership:
Board/Committee Membership:		Meetings Attended	Eligible to Attend		Company:	Since:
Board of Directors		15	16		n/a	n/a
Nominating and Corporate Governance Committee		4	5
SouthGobi Special Committee(2)		21	26
Common Shares Beneficially Owned, Controlled or Directed (4):
Year		Common Shares	Total Market Value of Common Shares
2015		Nil	Nil
2014		Nil	Nil
2013		n/a	n/a
Options Held (5):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a
Deferred Share Units Held:
Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Jill Gardiner

Vancouver, British Columbia,

Canada

Age: 56

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 Financial Literacy

 CEO/ Senior Officer

 Managing/ Leading Growth

 Compensation

 Capital Markets

 Marketing

Ms. Gardiner was appointed Chair of the Board of Directors on January 1, 2015. She currently serves as a director of Parkbridge Lifestyle Communities Inc., a private company involved in the ownership and operation of land lease communities, and SilverBirch Hotels & Resorts, a private Canadian hotel company. Ms. Gardiner also has a consulting practice primarily focused on the infrastructure industry.

Ms. Gardiner spent over 20 years in the investment banking industry, most recently as Managing Director and Regional Head, BC, for RBC Capital Markets. She also held various positions in corporate finance, mergers and acquisitions, and debt capital markets as well as serving as Head of the Forest Products Group and Head of the Pipelines & Utilities Group. Prior to joining the investment banking industry, Ms. Gardiner was a Senior Project Manager at the Ontario Energy Board and a sessional lecturer at the University of Victoria.

Ms. Gardiner holds a Bachelor of Science and a Master of Business Administration, both from Queens University. She is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Chair/Director/Consultant
Board/Committee Membership:			2014 Meetings	2014 Meetings	Other Public Company Board Membership:
			Attended	Eligible to Attend	Company:	Since:
Board of Directors – Chair (3)			16	16	n/a	n/a
Audit Committee (3)			5	5
Nominating and Corporate Governance Committee - Chair (3)			5	5
Compensation and Benefits Committee			3	3
Independent Directors			9	9
SouthGobi Special Committee – Chair (2)			26	26
Common Shares Beneficially Owned, Controlled or Directed (4):
Year			Common Shares	Total Market Value of Common Shares
2015			Nil	Nil
2014			Nil	Nil
2013			Nil	Nil
Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price (7)	Total Unexercised	Value of Unexercised Options (8)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil
Deferred Share Units Held (9) (10):
Date Granted	Number Granted	Value of Deferred Share Units (12)
01/09/2015	14,110 (11)	C$53,336
04/03/2014	26,740	C$101,077
05/14/2013	15,688	C$59,301

Dr. James W. Gill

Toronto, Ontario, Canada

Age: 65

Director Since: November 2014

Director Status:

Independent

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 Financial Literacy

 CEO/ Senior Officer

 Managing/ Leading Growth

 International

 Compensation

 Environmental/Safety

 Capital Markets

 Exploration

 Marketing

Dr. Gill is an explorer, developer and operator with over 40 years of international mining experience. He founded Aur Resources Inc. in 1981 and served as President and Chief Executive Officer until it was acquired by Teck Resources in August 2007. While at Aur, he was directly involved in the discovery, development and/or operation of four gold and two polymetallic base metal mines in Eastern Canada and two open pit copper mines in northern Chile. He received the Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada in 1989, the Mining Man of the Year Award from the Northern Miner in 1989, and the Viola Macmillan Developer of the Year Award from the Prospectors and Developers Association of Canada in 2006.

Dr. Gill currently serves as non-executive chairman and director of Thundermin Resources Ltd. and as a technical advisor to Asset Chile’s Fenex Fund.

Dr. Gill holds an Honours Bachelor of Science degree in Geology and a Master of Science degree in Economic Geology from McGill University and a PhD in Economic Geology from Carleton University. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Mining Consultant/Director
Board/Committee Membership (14)		2014 Meetings Attended	2014 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:		Since:
Board of Directors (13) Independent Directors		3 3	3 3	Thundermin Resources Inc. (TSX-V)		1983
Common Shares Beneficially Owned, Controlled or Directed (4):
Year		Common Shares	Total Market Value of Common Shares (6)
2015		100,000	C$378,000
2014		n/a	n/a
2013		n/a	n/a
Options Held (5):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price (7)	Total Unexercised	Value of Unexercised Options (8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a
Deferred Share Units Held(9) (10)
Date Granted	Number Granted	Value of Deferred Share Units (12)
11/17/2014	14,230 (15)	C$53,789

R. Peter Gillin

Toronto, Ontario, Canada

Age: 66

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 Financial Literacy

 CEO/ Senior Officer

 Managing/  Leading Growth

 International

 Compensation

 Environmental/Safety

 Capital Markets

Mr. Gillin served as Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008, and was Chief Restructuring Officer until December 2008. Between November 2002 and May 2003, he was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and was Acting Chief Executive Officer between 2001 and 2002.

Mr. Gillin currently serves as lead director of Dundee Precious Metals Inc. and is a director of Sherritt International Corp., Silver Wheaton Corp. and TD Mutual Funds Corporate Class Ltd.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

Principal Occupation, Business or Employment (1)
Director
Board/Committee Membership:		2014 Meetings Attended	2014 Meetings Eligible to Attend	Other Public Company Board Membership:
				Company:	Since:
Board of Directors		16	16	Dundee Precious Metals Inc. (TSX) (Lead Director); (Compensation Committee – Chair)	2009
Audit Committee		5	5	Sherritt International Corp. (TSX) (Audit Committee – Chair; Human Resources Committee; Nominating and Corporate Governance Committee; Environment, Health, Safety and Sustainability Committee)	2010
Compensation and Benefits Committee – Chair		4	4	Silver Wheaton Corp. (TSX; NYSE) (Audit Committee, Compensation Committee –Chair)	2004
Independent Directors		9	9	TD Mutual Funds Corporate Class Ltd. (Audit Committee)	2010
SouthGobi Special Committee (2)		26	26

Common Shares Beneficially Owned, Controlled or Directed (4):
Year		Common Shares	Total Market Value of Common Shares (6)
2015		20,000	C$75,600
2014		20,000	C$75,600
2013		Nil	Nil
Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price (7)	Total Unexercised	Value of Unexercised Options (8)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil
Deferred Share Units Held (9) (10):
Date Granted	Number Granted	Value of Deferred Share Units (12)
04/03/2014	26,740	C$101,077
05/14/2013	15,688	C$59,301

Russel C. Robertson

Toronto, Ontario, Canada

Age: 67

Director Since: June 2012

Director Status:

Independent

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 Financial Literacy

 CEO/ Senior Officer

 Managing/ Leading Growth

 International

 Compensation

 Environmental/Safety

 Capital Markets

Since June, 2013, Mr. Robertson has served as Executive Vice President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada). He is also a director of Virtus Investment Partners Inc., an asset management company.

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Executive Vice-President, and Head, Anti-Money Laundering, BMO Financial Group
Board/Committee Membership:	2014 Meetings Attended	2014 Meetings Eligible to Attend	Other Public Company Board Membership:
Company:	Since:
Board of Directors	15	16	Virtus Investment Partners Inc. (NASDAQ)	2013
Audit Committee – Chair (3)	5	5
Compensation and Benefits Committee	3	3
Health, Safety and Environment Committee (16)	1	1
Independent Directors	9	9
Common Shares Beneficially Owned, Controlled or Directed (4):
Year	Common Shares	Total Market Value of Common Shares
2015	Nil	Nil
2014	Nil	Nil
2013	Nil	Nil
Options Held:
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price (7)	Total Unexercised	Value of Unexercised Options (8)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
Total:	Nil
Deferred Share Units Held (9)(10):
Date Granted	Number Granted	Value of Deferred Share Units (12)
04/03/2014	26,740	C$101,077
05/14/2013	15,688	C$59,301

Dr. Craig Stegman

Cottonwood Heights, Utah, United States

Age: 52

Director Since: January 2015

Director Status:

Non-independent (Rio Tinto)

Areas of Experience:

Corporate Responsibility

Managing/ Leading Growth

International

Environmental/Safety

Exploration

Marketing

Dr. Stegman has been with Rio Tinto for 30 years and has extensive experience in the development and operation of underground copper mines. He is currently Chief Growth & Innovation Officer, Copper & Coal at Rio Tinto, where he is responsible for long-term planning for Rio Tinto’s Copper & Coal Group assets. Dr. Stegman was previously Managing Director, Copper Major Projects and Managing Director, Northparkes Mines. At Northparkes, he was instrumental in the development of the mine’s underground operations and created and implemented Rio Tinto’s Block Cave Excellence Program.

Dr. Stegman holds a Bachelor of Applied Science degree in Applied Geology from Queensland Institute of Technology, an Honours Bachelor of Science degree in Geology from the University of New England, a Master of Engineering Science degree in Mining Geomechanics from the University of New South Wales and a PhD in Geology from the University of Tasmania. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Vice-President, Copper Development, Rio Tinto Copper Group
Board/Committee Membership (18)			2014 Meetings Attended	2014 Meetings Eligible to Attend	Other Public Company Board Membership:
					Company:	Since:
Board of Directors (17)			0	0	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed (4):
Year			Common Shares	Total Market Value of Common Shares
2015			Nil	Nil
Options Held(5):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a
Deferred Share Units Held:
Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Jeff Tygesen

Sandy, Utah, United States

Age: 57

Director Since: August 2012

Director Status:

Non-independent (Rio Tinto)

Areas of Experience:

 Governance/Board

 Corporate Responsibility

 CEO/ Senior Officer

 Managing/ Leading Growth

 International

 Environmental/Safety

 Exploration

 Marketing

Mr. Tygesen was appointed Chief Executive Officer of the Corporation on December 1, 2014. Previously, Mr. Tygesen spent more than 30 years with Rio Tinto in operational roles across multiple product groups as well as technology and innovation and strategic planning. Prior to his appointment as Chief Executive Officer, Mr. Tygesen was Vice-President, Copper Development at Rio Tinto Copper Group and was responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. His previous positions included Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences). He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

Principal Occupation, Business or Employment
Chief Executive Officer of the Corporation
Board/Committee Membership:			2014 Meetings Attended	2014 Meetings Eligible to Attend	Other Public Company Board Membership:
					Company:	Since:
Board of Directors Health, Safety and Environment Committee – Chair			15 3	16 3	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed (4):
Year			Common Shares	Total Market Value of Common Shares
2015			Nil	Nil
2014			Nil	Nil
2013			Nil	Nil
Options Held (5):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a
Deferred Share Units Held:
Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Notes:

1.	The information as to principal occupation, business or employment is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.

The formation of the SouthGobi Special Committee, consisting, at the time, of former Director and Chair Dr. David Klingner, Mr. Gillin and Mses. Albones and Gardiner (Chair), was confirmed by the Board of Directors in March 2014. Following the retirement of Dr. Klingner from the Board of Directors effective January 1, 2015, this committee currently consists of Mses. Gardiner (Chair) and Albones and Mr. Gillin.

3.

Ms. Gardiner was appointed Chair of the Board of Directors and Chair of the Nominating and Corporate Governance Committee effective January 1, 2015. Ms. Gardiner was replaced as Chair of the Audit Committee by Mr. Robertson effective January 1, 2015.

4.	Information relating to Common Shares beneficially owned, controlled or directed by a Director is not within the knowledge of management of the Corporation and has been furnished by the nominee.
5.

In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares. In addition, the Corporation is prohibited under the terms of the 2012 MOA from granting, awarding or issuing equity incentive or equity compensation securities, including options to purchase Common Shares, without the prior written consent of Rio Tinto, other than with respect to the issuance of Common Shares upon the exercise of currently outstanding stock options. In light of the foregoing, the Corporation has not, since May 2012, granted new stock options and it is not currently anticipated that any additional options will be granted or Common Shares issued under the Corporation’s Employees’ and Directors’ Equity Incentive Plan, as amended and restated (the “Equity Incentive Plan”) in the future (other than Common Shares issuable pursuant to the exercise of existing stock options).

6.	“Total Market Value of Common Shares” is calculated by multiplying the number of Common Shares held by the closing price of the Common Shares on the TSX on March 20, 2015 (C$3.78).
7.

The “Exercise Price” is equal to the “fair market value” of the Common Shares, as such term is defined in the Equity Incentive Plan on the date the Board of Directors approves the grant of stock options.

8.

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 20, 2015 (C$3.78) and the exercise price of the options, multiplied by the number of unexercised options on March 20, 2015.

9.

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013. For additional details relating to the DSU Plan, see Section 5.1– “Annual Retainers, Attendance Fees and Other Remuneration”.

10.	Under the terms of the DSU Plan, any deferred share units held by a Director are redeemed for cash as of the date such person ceases to be a Director of the Corporation.
11.	Ms. Gardiner was granted 14,110 additional Deferred Share Units (“DSUs”) on January 9, 2015 for assuming her role as Chair of the Board of Directors effective January 1, 2015.
12.	“Value of Deferred Share Units” is calculated by multiplying the number of DSUs outstanding by the closing price of the Common Shares on the TSX on March 20, 2015 (C$3.78).
13.	Dr. Gill was appointed to the Board of Directors effective November 1, 2014.
14.	Dr. Gill was appointed to the Nominating and Corporate Governance Committee and to the Health, Safety and Environment Committee effective January 1, 2015.
15.	Dr. Gill was granted DSUs on November 17, 2014.
16.

The Board approved a new composition of the Health, Safety and Environment Committee, effective March 20, 2014. The Health, Safety and Environment Committee currently consists of Mr. Tygesen (Chair), Dr. Gill and Dr. Stegman.

17.	Dr. Stegman was appointed to the Board of Directors effective January 1, 2015.
18.	Dr. Stegman was appointed to the Health, Safety and Environment Committee effective January 1, 2015.

2.1.2	Previous Year’s Voting Results

	2014
	Votes For	% For	Votes	%
			Withheld	Withheld
Rowena Albones	1,671,023,972	93.0%	125,580,502	7.0%
Jill Gardiner	1,658,922,790	92.3%	137,681,684	7.7%
R. Peter Gillin	1,658,851,017	92.3%	137,753,457	7.7%
David Klingner(1)	1,790,223,012	99.6%	6,381,462	0.4%
Kay Priestly(2)	1,782,185,217	99.2%	14,419,257	0.8%
Russel C. Robertson	1,665,567,837	92.7%	131,036,637	7.3%
Jeff Tygesen	1,673,064,165	93.1%	123,540,309	6.9%

(1)	Dr. Klingner retired from the Board of Directors effective January 1, 2015.

(2)	Ms. Priestly retired from the Board of Directors effective January 1, 2015.

2.1.3	Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last 10 years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of more than 30 consecutive days, or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Mr. Gillin was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to September 2008, as well as Chief Restructuring Officer until December 2008. Tahera filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties to Shear Minerals Ltd. The monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

2.1.4	Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy pursuant to which, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to offer to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. Upon receiving such resignation, the Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to the Board whether or not to accept it. The Board will determine whether to accept the resignation in question and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

2.1.5	Term of Office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders of the Corporation or, if no Director is then elected, until a successor is elected.

2.1.6	Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors, which is exemplified by the fact that two of the seven (representing 28%) nominees for election to the Board, including the Chair, are women. None of the Corporation’s senior executives are women. On December 1, 2014, Mr. Tygesen was appointed as CEO of the Corporation following the retirement of Ms. Priestly, who also retired from the Board effective January 1, 2015. Mr. Tygesen’s background as a mining engineer and project operator in multiple jurisdictions over more than 30 years was consistent with the Board’s desire to have in the position of CEO of the Corporation an individual with strong operational and technical industry expertise given that the Corporation’s only material asset, the Corporation’s copper and gold mine located at Oyu Tolgoi in Mongolia (the “Oyu Tolgoi Mine”), is now operational.

The Board of Directors adopted a policy regarding diversity on the Board of Directors and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and an efficient team of executive officers, and will assist the Corporation in maintaining its status as a leading mining company in its sector. The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board and in executive officer positions. See Schedule B – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct and Ethics (the “Ethics Policy”), which is modeled on Rio Tinto’s global code of business conduct entitled “The Way We Work”. For more details, see Section 6.4 – “Code of Business Conduct and Ethics”.

2.1.7	Over-Boarding Policy

The Nominating and Corporate Governance Committee recommended and the Board recently approved changes to the mandate of the Board of Directors (the “Board Mandate”) to include the application of the following guidelines when considering candidates to become Directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding the Corporation’s Board) in addition to membership on the board of the corporation at which an individual is employed, and (b) for other candidates, the Board will prefer candidates that hold not more than five (5) public corporation directorships (excluding the Corporation’s Board). These changes were implemented to ensure the ability of each candidate to make the commitment of time necessary to be a Director of the Corporation. See Section 6.1.2 – “Board Mandate and Recent Amendments Thereto” for more details on the amendments to the Board Mandate.

2.1.8	Interlocking Directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 20, 2015.

2.1.9	Retirement Policy

The Nominating and Corporate Governance Committee recommended and the Board approved changes to the Board Mandate to include a requirement that Directors tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, which term may be extended as determined by the Board in its absolute discretion. See Section 6.1.2 – “Board Mandate and Recent Amendments Thereto”.

2.1.10	Succession Planning and 2014 Leadership Transition

There was significant transition for the Corporation at the senior executive and Board levels during 2014. On May 29, 2014, the Corporation announced that Steeve Thibeault would replace Christopher Bateman as CFO of the Corporation effective June 1, 2014. In addition, on November 6, 2014, the Corporation announced the retirement of Ms. Priestly as CEO effective December 1, 2014, and the retirement of Dr. Klingner, the Chair of the Board of Directors, effective January 1, 2015. The Corporation announced that Director Jeff Tygesen had been appointed CEO of the Corporation effective December 1, 2014. The Corporation also announced the retirement of Ms. Priestly from the Board of Directors effective January 1, 2015. The Nominating and Corporate Governance Committee, having undertaken a succession planning review process in respect of the senior executive team and the Board as part of its mandate, recommended the appointment of Mr. Tygesen as CEO and Mr. Thibeault as CFO to the Board. After considering these recommendations and consulting with Rio Tinto, the Board approved these appointments. The Board also determined that Ms. Gardiner was the appropriate candidate to assume the position of Chair of the Board effective January 1, 2015 following the retirement of Dr. Klingner. In addition, effective January 1, 2015, Mr. Robertson replaced Ms. Gardiner as Chair of the Audit Committee. Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

One of the Nominating and Corporate Governance Committee’s most important responsibilities is its oversight, as was the case in 2014, of the development of succession plans for each executive role of the Corporation. Each year, the Nominating and Corporate Governance Committee considers the strength of the succession plan for each executive role and considers potential candidates for each role from within the Rio Tinto Group, a leading global mining group with access to a significant pool of talent.

2.1.11	Tenure

Collectively, the seven nominees for election as Directors have nine years of experience on the Board and individually, the years of service range from under one year to three years.

2.1.12	Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board of Directors and its various committees held during the year ended December 31, 2014:

Board of Directors	16
Compensation and Benefits Committee	4
Audit Committee	5
Nominating and Corporate Governance Committee	5
Health, Safety and Environment Committee	3
SouthGobi Special Committee	26

The number of meetings above is inclusive of a total of 11 meetings of the Board of Directors, one meeting of the Audit Committee and 26 meetings of the SouthGobi Special Committee held by teleconference. In addition, three resolutions in writing were passed by the Board in 2014. No resolutions in writing were passed by any of the Board committees in 2014. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

In addition to Board of Directors and committee meetings, the independent Directors held nine meetings during the year ended December 31, 2014. The purposes of these meetings included the following:

•	Raising substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discussing any matters of concern raised by any committee or Director;

•	Addressing issues raised but not resolved at meetings of the Board and assessing any follow-up needed;

•	Discussing and considering the interests of the Corporation’s Shareholders and other stakeholders;

•

Discussing the quality, quantity, and timeliness of the flow of information from senior management that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Discussing Board processes.

2.1.13	Orientation and Continuing Education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies and other key documents and participate in an orientation session organized by the Corporation’s General Counsel, who provides an overview of the Corporation’s business, plans and risks, regulatory matters, Board and committee governance including mandates and policies, corporate disclosure protocols, and compliance and governance practices and philosophies. New Board members also have an opportunity to review with the Board Chair the methods of operation and the roles of the Board and its committees, including a discussion of the Board performance assessment process, meeting format, access to information both included in, and outside of, the Board and Board committee meeting materials, and other factors that are important to Board effectiveness. There is also an opportunity to discuss the contribution individual directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars. Directors are encouraged to visit the Oyu Tolgoi Mine site in Mongolia and such visits are organized periodically. The Board also holds yearly strategy sessions which may be held in Mongolia to coincide with the periodic visits to the Oyu Tolgoi Mine site. In addition, the Corporation organizes informal sessions on an ad hoc basis on corporate governance, disclosure and other topics of interest to Directors, some of which are presented by external experts or advisors. All of our Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Board members have full access to the Corporation’s records.

2.2	APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, B.C. (“PwC”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration and the terms of their engagement. PwC was appointed as auditor of the Corporation on April 2, 2012. The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that PwC be appointed as auditor of the Corporation until the next annual meeting of Shareholders. Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

2.2.1	Audit Services

The aggregate fees billed by PwC and its affiliates in fiscal 2014 and fiscal 2013 are detailed below (rounded).

	2014		2013

Audit Fees (a)	C$	1,697,000	C$	1,447,000
Audit Related Fees (b)	C$	948,000	C$	395,000
Tax Fees		Nil		Nil
Other Fees (c)	C$	3,000		3,000

Total	C$	2,648,000	C$	1,845,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2014 and 2013 consist of:

•	Audit of the Corporation’s annual consolidated financial statements; and

•

Audits of its subsidiaries’ (SouthGobi Resources Ltd. (“SouthGobi”) and, in respect of 2013 only, Chinova Resources Pty Ltd (formerly known as Inova Resources Limited and Ivanhoe Australia), annual statutory financial statements.

In addition, in 2014 and 2013, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act, applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2014 and 2013 consist of:

•	Translation services;

•	Reviews of the Corporation’s interim financial statements;

•	Reviews of its subsidiaries’ (SouthGobi and, in respect of 2013 only, Chinova Resources Pty Ltd) interim financial statements; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”), Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2014 related to a subscription fee in connection with an online database for reporting requirements.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. In March 2013, the Board of Directors adopted a resolution pursuant to which the Audit Committee is required to pre-approve all audit and non-audit services above $250,000 provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

2.3	ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will, in the ensuing year, consult with the Shareholders on their concerns about the compensation plans in place so that Directors clearly understand their concerns. The Board, in conjunction with Rio Tinto, will then review the Corporation’s approach to compensation in light of these concerns.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED:

THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2015 annual meeting of shareholders of the Corporation.”

Management and the Board of Directors recommend that Shareholders vote in favour of the approval of this “say on pay” resolution. Unless contrary instructions are indicated on the Form of Proxy, the persons designated in the accompanying Form of Proxy intend to vote FOR this “say on pay” resolution.

2.4	RENEWAL OF EQUITY INCENTIVE PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, adopt a resolution (reproduced below) approving the renewal of the Equity Incentive Plan and reconfirming the unallocated entitlements pursuant to such plan (the “EIP Renewal Resolution”). The Equity Incentive Plan, which was approved by Shareholders on April 5, 2010 and reconfirmed by Shareholders at the annual general meeting on June 28, 2012, is a “rolling” plan pursuant to which the Corporation is authorized to allocate for issuance, and issue, up to a maximum of 6.5% of the Common Shares issued and outstanding shares from time to time under the Equity Incentive Plan. On March 20, 2015, the Board elected to terminate the Bonus Plan component of the Equity Incentive Plan and approved an amended and restated Equity Incentive Plan which now includes only the Option Plan component. The Board had previously elected to terminate the Share Purchase Plan component of the Equity Incentive Plan effective January 1, 2014. For further details regarding the Equity Incentive Plan, see Section 3.4.2 – “Equity Incentive Plan”.

The rules of the TSX provide that any unallocated options under an equity incentive plan of an issuer must be approved by its securityholders every three years after its institution if such plan does not have a fixed maximum number of securities issuable thereunder, which is the case of the Equity Incentive Plan.

Pursuant to the 2012 MOA, the Corporation may not, without obtaining the prior written consent of Rio Tinto, issue any equity incentive securities or equity compensation securities in favour of any Directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan. In light of the foregoing, the Corporation has not, since May 2012, granted new stock options under the Equity Incentive Plan and it is not currently anticipated that any additional options will be granted or Common Shares issued under the Equity Incentive Plan in the future (other than Common Shares issuable pursuant to the exercise of existing stock options). The Corporation is nevertheless seeking Shareholder approval of the EIP Renewal Resolution in accordance with TSX Rules in order to maintain the Corporation’s ability to utilize the Equity Incentive Plan in the future should circumstances warrant.

In the event that Shareholders do not adopt the EIP Renewal Resolution, the existing stock options will continue to be valid until they are duly exercised, cancelled or expire. However, the Corporation will not have the ability to grant further entitlements under the Equity Incentive Plan.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED:

THAT the Corporation’s equity incentive plan, as substantially described in the Corporation’s Management Proxy Circular delivered in advance of the 2015 annual meeting of shareholders of the Corporation (the “Equity Incentive Plan”) be, and is hereby renewed, confirmed and approved;

THAT all unallocated entitlements under the existing Equity Incentive Plan, the principal terms and conditions of which are summarized in Schedule “A” of the Corporation’s Management Proxy Circular delivered in advance of the 2015 annual meeting of shareholders of the Corporation be, and are hereby approved;

THAT the Corporation has the ability to continue granting entitlements under the Equity Incentive Plan until May 8, 2018, that is until the date that is three (3) years from the date where Shareholder approval is being sought.”

Management and the Board of Directors recommend that Shareholders vote in favour of the approval of the EIP Renewal Resolution. Unless contrary instructions are indicated on the Form of Proxy, the persons designated in the accompanying Form of Proxy intend to vote FOR the EIP Renewal Resolution.

Section 3 - COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the following statement of executive compensation for the Corporation is provided in respect of the following individuals for fiscal 2014: (a) the CEO, (b) the CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of fiscal 2014 whose total compensation for fiscal

2014 exceeded C$150,000, and (d) each individual who would be included under (c) above but for the fact that such individual was not an executive officer of the Corporation or its subsidiaries at the end of fiscal 2014 (collectively the “Named Executive Officers” or “NEOs”). In respect of fiscal 2014, only one individual meets the criteria of paragraph (c) above, and as a result, the executive compensation disclosed in this Circular is in relation to the current and former CEO, the current and former CFO and that additional individual.

3.1	COMPENSATION PHILOSOPHY AND GOALS

The Board is committed to the transparent presentation of its compensation program. The guiding principles for the Corporation’s executive compensation philosophy, each having approximately an equal level of importance, are as follows:

•	Ensure a strong link between compensation levels and performance in relation to the Corporation’s key short and long-term performance goals;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide transparent and balanced compensation in relation to the role being performed.

In determining the Corporation’s compensation philosophy, in particular in respect of the CEO and CFO, the Corporation believes that its compensation policy should reflect the following considerations:

•

A significant portion of each executive’s compensation should be performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	The metrics should include broad corporate financial metrics as well as individual and/or corporate measures key to managing risk;

•	Payments of performance-based compensation should be aligned with the period of time over which results are achieved and the related risks are assumed;

•

To create a clear relationship between pay and performance, if performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target. There should be symmetry or balance between the upside and the downside of performance-based compensation;

•

Performance-based compensation should be paid only if the Corporation actually meets or exceeds the measurable performance targets and achievement of performance targets should be a significant component in the vesting of equity-based awards;

•

Variable compensation components should include caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance;

•	Compensation should appropriately reflect the performance of the business, and any unexpected circumstances that may arise during the year; and

•

In cases where the performance metrics used militate in favour of a substantial payout, the Board should assess the extent to which the performance may have been favourably impacted by factors outside of management’s control and, in such instances, consider whether any downward adjustments to award levels are warranted.

3.2	COMPENSATION AND BENEFITS COMMITTEE

3.2.1	Role and Composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is currently made up of the following members, all of whom are independent Directors and who, as a whole, have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•

Mr. Gillin, who was elected Chair of the Compensation and Benefits Committee in May 2012. He also serves on the compensation committees of three other public companies. Mr. Gillin has significant experience in establishing compensation programs for senior executives.

•

Ms. Gardiner, who serves as Chair of the compensation committee of two private companies. She has significant experience in developing compensation philosophy and policy, as well as in establishing comprehensive compensation programs for senior executives. In addition, Ms. Gardiner taught human resources courses at the University of Victoria.

•

Mr. Robertson, who has over 15 years of experience in the areas of compensation and human resources. He has, during his career, held various senior executive positions with two large accounting firms and with a public company where he was responsible for determining compensation and for oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The Compensation and Benefits Committee’s responsibilities include, but are not limited to, the following:

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Determining fees payable to members of any ad hoc committee established by the Board;

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all senior executives and Directors;

•	Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans;

•

Reviewing the recipients, nature and size of share compensation awards and bonuses granted from time to time in compliance with applicable securities laws, stock exchange and other regulatory requirements;

•	Preparing any report relating to compensation as may be required under applicable securities law, stock exchange, and any other regulatory requirements; and

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect.

With respect to NEOs who are Rio Tinto secondees, the role and responsibility of the Compensation and Benefits Committee in establishing their compensation policies is more limited than it otherwise would have been given that elements such as base salary, short-term incentives and employee benefits are set forth in the secondment agreements which were negotiated directly between Rio Tinto and each NEO. However, the Compensation and Benefits Committee determined that it was critical to import an equity driven, performance based long-term incentive element to senior executives’ compensation packages, particularly in respect of the CEO and CFO, which has taken the form of the Performance Share Unit Plan (the “PSU Plan”) adopted by the Board in March 2013. In addition, in determining whether target thresholds for the payout of short-term incentives established pursuant to the secondment agreements of Rio Tinto secondees have been met, fallen short of or exceeded, the Compensation and Benefits Committee considered a number of factors, including the business environment in which the Corporation operates, individual performance, the achievement of specified objectives and the stage of the Corporation’s development among others.

The Compensation and Benefits Committee meets as many times as it deems necessary, but not less frequently than two times per year, to deal with compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board. In establishing total compensation, the Compensation and Benefits Committee, subject to the limitations discussed above, works with the Corporation’s senior executives to evaluate their performance and consider compensation criteria for their positions. The Compensation and Benefits Committee determines the appropriateness of management’s proposals based on market data, a recommended framework provided by compensation consultants and its own evaluation of each individual’s past performance.

3.2.2	Management of Risk

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and practices to ensure that the compensation of executives does not encourage them to take inappropriate risks that are reasonably likely to have a material adverse effect on the Corporation. The Board and the Compensation and Benefits Committee have developed certain practices which help them mitigate and manage compensation-related risks.

•

Balanced Compensation Mix. The Corporation’s executive compensation program aims at limiting the incentive to take excessive risks in order to achieve short-term, unsustainable performance. Instead, in assessing performance, the Compensation and Benefits Committee and the Board consider multiple short and long-term factors, including contribution to shareholder value and corporate business objectives and other compliance factors.

•	Performance Based Incentives. Awards under the PSU Plan are paid out based on a performance period of three years.

•	Benchmarking. Elements of executive compensation are benchmarked against appropriate comparator groups.

•

Use of Discretion. Compensation decisions are not entirely based on fixed formulas, and the Board and the Compensation and Benefits Committee retain a certain degree of discretion when granting short-term and long-term incentive awards in order to ensure that awards granted truly reflect an individual’s performance and contribution.

•

External Compensation Advisor. The Compensation and Benefits Committee uses the services of Mercer (Canada) Limited (“Mercer”), a compensation advisor, to assist in designing the executive compensation program.

•

Anti-Hedging Policy. Executives and Directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

In fiscal 2014, there were no risks identified by the Board or the Compensation and Benefits Committee in the Corporation’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

3.2.3	Outside Consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

In 2014, the Compensation and Benefits Committee retained Mercer to assist in reviewing this Circular and to assist with calculating the monetary value of performance share units for departing NEOs. Although not formally required to do so under its mandate, the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters provides to the Corporation at the request of management.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2014 and 2013.

	2014	2013
Executive Compensation-Related Fees(1)	C$14,073	C$38,542
All Other Fees	Nil	Nil
Total	C$14,073	C$38,542

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to calculating the monetary value of performance share units under the PSU Plan for departing NEOs.

3.3	BENCHMARKING PRACTICES

The Corporation’s general peer comparator group of companies (“Peer Comparator Group”) has been established by Mercer with input from the Compensation and Benefits Committee and management. The peer group included companies with significant project development activities underway, projects and/or operations in complex, international locations, and with a market capitalization within a reasonable range of the Corporation’s current market capitalization. The criteria for selection were based on several factors including market capitalization, total assets, revenue, nature of commodity, type of business (including development activities) and complexity of job functions. These factors are relevant because they reflect aspects of similar businesses, competition for talent and are subject to similar external factors. In 2014, the total direct compensation for the Corporation’s NEOs was not benchmarked. Detailed below is the Corporation’s Peer Comparator Group:

Company Name	Market Cap.(1)	Head Office
Newcrest Mining Ltd.	$9,940	Melbourne, Australia
First Quantum Minerals Limited	$9,914	Vancouver, Canada
Cameco Corporation	$7,540	Saskatoon, Canada
Fortescue Metals Group Ltd.	$7,910	Perth, Australia
Randgold Resources Limited -ADR	$6,216	St. Helier, Jersey
Eldorado Gold Corporation	$5,071	Vancouver, Canada
Yamana Gold Inc.	$4,131	Toronto, Canada
Kinross Gold Crop	$3,731	Toronto, Canada
Anglogold Ashanti Limited -ADR	$3,515	Newtown, South Africa
Gold Fields Limited -ADR	$3,512	Sandton, South Africa

Company Name	Market Cap.(1)	Head Office
IAMGold Corporation	$1,183	Toronto, Canada

75th percentile	$7,277
50th percentile	$5,644
25th percentile	$3,677
Average	$5,683

Turquoise Hill Resources Ltd.	$7,224	Vancouver, Canada

(1)

Market capitalization (in C$ millions) as of December 31, 2014 (Source: Research Insight - S&P Capital IQ). Figures for companies in markets outside North America are from Yahoo Finance as at December 31, 2014, and converted to Canadian dollars.

In 2012, a performance peer comparator group (the “PSU Peer Comparator Group”) was established with the assistance of Mercer, consisting of 18 companies that are copper and gold producers with an international focus, a median market capitalization comparable to that of the Corporation and at least three years of trading history. Relative to these companies, the Corporation was roughly in the middle range with respect to market capitalization. Performance for performance share unit (“PSU”) grants made to the Corporation’s CEO and CFO will be based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group. The PSU Peer Comparator Group has also been considered in establishing the business performance score of the Short Term Incentive Plan (“STIP”) portion of the compensation of NEOs.

The following table sets out the PSU Peer Comparator Group for the year ended December 31, 2014:

Company Name	Market Cap.(1)	Head Office
Diversified Metals and Mining
Freeport-McMoRan Copper & Gold Inc.	$24,274	Phoenix, U.S.A.
Southern Copper Corp.	$23,072	Phoenix, U.S.A.
Antofagasta plc	$13,353	London, U.K.
First Quantum Minerals Limited	$9,914	Vancouver, Canada
KGHM Polska Miedz S.A.	$7,257	Lubin, Poland
Boliden	$5,149	Stockholm, Sweden
Lundin Mining Corporation	$4,108	Toronto, Canada
KAZ Minerals plc	$2,073	London, U.K.
OZ Minerals Limited	$1,056	Melbourne, Australia

Gold
Randgold Resources Limited -ADR	$6,246	St. Helier, Jersey
Agnico Eagle Mines Limited	$6,216	Toronto, Canada
Eldorado Gold Corporation	$5,071	Vancouver, Canada
Yamana Gold Inc.	$4,131	Toronto, Canada
Kinross Gold Corporation	$3,731	Toronto, Canada
Anglogold Ashanti Limited -ADR	$3,515	Newtown, South Africa
New Gold Inc.	$2,513	Vancouver, Canada
IAMGold Corporation	$1,183	Toronto, Canada

75th percentile	$7,257
50th percentile	$5,071
25th percentile	$3,515
Average	$6,824

Turquoise Hill Resources Ltd.	$7,224	Vancouver, Canada

(1)

Market capitalization (in C$ millions) as of December 31, 2014 (Source: Research Insight - S&P Capital IQ). Figures for companies in markets outside North America are from Yahoo Finance as at December 31, 2014, and converted to Canadian dollars.

3.4	ELEMENTS OF EXECUTIVE COMPENSATION

3.4.1	Compensation of NEOs

The NEOs are employed by affiliates of Rio Tinto and are seconded to the Corporation. The remuneration and benefits of the NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee which are applied to senior management personnel across the wider Rio Tinto Group.

The costs of the salary and related benefits of the NEOs are in most circumstances charged back to the Corporation and recognized in its financial statements. NEOs have no other roles or responsibilities within the wider Rio Tinto Group other than the functions they perform on behalf of the Corporation, except for Mr. Beckman, who was named Oyu Tolgoi Project Director Phase 2 in March 2014.

Under Rio Tinto policies, the executive pay and reward framework is designed to align total remuneration with individual and short and long-term business performance including long-term shareholder value creation and performance relating to environment, safety and health; strikes an appropriate balance between fixed and variable components; links variable components to the achievement of challenging individual and business performance targets, and ensures the attraction, motivation and retention of the high caliber senior executives required to lead the Corporation.

The executive pay and reward framework has four components:

•	Base salary and benefits;

•	Short-term incentives in the form of the Rio Tinto Short-Term Incentive Plan (“STIP”);

•	Medium and long-term incentives in the form of the PSU Plan and the Rio Tinto Long-Term Incentive Plan (“LTIP”); and

•	Other remuneration such as post-retirement benefits.

The compensation arrangements of the NEOs comprise base salary, STIP (depending on the NEO’s band level within Rio Tinto, either 100% of which is paid in cash or 75% of which is paid in cash and the remaining 25% of which is deferred for a period of three years), PSU awards in respect of the CEO and CFO and LTIP components together with other benefits.

Base Salary

The only fixed portion of compensation for the NEOs is the base salary component, with the balance of the compensation contingent generally on the degree to which they meet pre-established goals and objectives. The base salaries for the NEOs are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in the form of cash.

Short-Term Incentives

Compensation decisions for short-term incentive awards to NEOs for 2014 performance were based on an assessment by the Compensation and Benefits Committee and the Board, jointly with Rio Tinto, of each NEO’s contribution during 2014 and the extent to which certain agreed upon individual and corporate performance measures were achieved. For fiscal 2014, such performance measures combined both objective and subjective measures and included, among others, performance in respect of (i) capital spending, (ii) share price performance, (iii) health, safety and environment assessment, (iv) net earnings and (v) cash management. In assessing whether or not a particular performance measure was achieved, the Board and the Compensation and Benefits Committee retain a considerable degree of discretion. Among other matters, considerable weight was given to the small size of the Corporation’s executive team handling multiple important functions.

The STIP awards for the NEOs are set forth in the following table:

Short-term incentive award opportunity (as a % of base salary)
Executive	Actual
Jeff Tygesen, CEO	65.2%
Kay Priestly, CEO (1)	78.9%
Steeve Thibeault, CFO	43.6%
Christopher Bateman, CFO (2)	50.0%
Stewart Beckman, Senior Vice President Operations and Technical	35.4%

(1)	Ms. Priestly retired as CEO of the Corporation effective December 1, 2014.

(2)	Mr. Bateman resigned as CFO of the Corporation effective June 1, 2014.

The actual corporate and individual performance scores of each NEO for fiscal 2014 and the weight attributed to each component is set forth in the table below. The weightings below reflect Rio Tinto’s STIP policy relative to the role banding of the NEOs. The total score is then applied to the applicable STIP opportunity percentage for each NEO (set forth in the table above) to determine the amount of the award. Corporate performance measures, including health, safety and environment objectives, financial objectives and the successful completion of specific projects are weighted in determining an NEO’s actual corporate-based scores, whereas the individual performance measures applicable to each NEO vary from person to person are not weighted in determining the overall individual score.

	Corporate Performance Measures		Individual Performance Measures		TOTAL SCORE
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award
Jeff Tygesen, CEO	143.3%	70.0%	100.0%	30.0%	130.3%
Kay Priestly, CEO (1)	113.9%	70.0%	110.0%	30.0%	112.7%
Steeve Thibeault, CFO	107.5%	40.0%	110.0%	60.0%	109.0%
Christopher Bateman, CFO (2)	100.0%	70.0%	100.0%	30.0%	100.0%
Stewart Beckman, Senior Vice President Operations and Technical	107.5%	40.0%	125.0%	60.0%	118.0%

(1)	Ms. Priestly retired as CEO of the Corporation effective December 1, 2014.

(2)	Mr. Bateman resigned as CFO of the Corporation effective June 1, 2014.

Medium and Long-Term Incentives

The Compensation and Benefits Committee in consultation with Mercer and the Rio Tinto Human Resources Group developed the PSU Plan as an equity-linked compensation program in order to more fully align the interests of eligible participants, initially the CEO and CFO, with the interests of Shareholders and which was functional within the structure of their secondment arrangements. The PSU Plan was approved by the Board in March 2013. In determining whether to grant PSUs, the Board considers specific performance measures including, among others, performance in respect of (i) capital spending, (ii) share price performance, (iii) health, safety and environment assessment, (iv) net earnings and (v) cash management. On March 20, 2015 the Board approved grants of PSUs in favour of the CEO and CFO in respect of fiscal 2014. In addition, the Board determined that the number of PSUs awarded in respect of fiscal 2014 would not be prorated as an added initial incentive for Messrs. Tygesen and Thibeault, who began serving as CEO and CFO of the Corporation effective December 1, 2014 and June 1, 2014, respectively.

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates from time to time the participants to whom PSUs shall be granted and the provisions and restrictions with respect to each grant, in accordance with the terms and conditions of the PSU Plan, taking into consideration the present and potential contributions of, and the services rendered by, the particular participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant. Each grant of a PSU is evidenced by a grant letter setting out, at the time of the grant, the number of PSUs granted, the performance period, the applicable performance based criteria and resulting multiplier, and such other provisions as may be necessary or appropriate to reflect the terms and conditions of the grant.

Each PSU evidences the right of a holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a Common Share, calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

In the event of a participant’s: (i) retirement, resignation or transfer of employment at the request of a participant to a company within the Rio Tinto Group during the performance period, any PSU entitlement shall be reduced on a pro rata basis based on the number of days following the retirement, resignation or transfer date during the performance period compared to the total number of days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; (ii) termination during a performance period, all PSUs automatically terminate, with no payment being made, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee, in the case of the termination of the employment or services of a participant without cause; (iii) death or transfer of a participant’s employment at the request of Rio Tinto to a company within the Rio Tinto Group during a performance period, all outstanding PSUs accelerate and the amount payable to the participant or his or her executors, as the case may be, shall be calculated as of the quarter end before the date of death or transfer if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or the day before the date of death or transfer in any other circumstance; (iv) leave of absence during a performance period, any PSU entitlement shall be reduced pro-rata based on the number of days during which the employee was on leave of absence during the performance period compared to the total number of working days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; and (v) disability, all PSUs continue to vest according to the PSU Plan terms.

In the event a change of control (as defined in the PSU Plan) occurs and the Board determines, prior to the change of control, that shares of a successor company, acquirer or any other person are not an appropriate substitution for Common Shares, all outstanding PSUs accelerate and in lieu of other amounts payable in settlement of PSUs, the participant shall be entitled to receive a cash payment equal to the cash value of its PSUs calculated (i) as of the quarter end before the date of the change of control if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or (ii) the day before the change of control in any other circumstance. Alternatively, if the Board determines, prior to the change of control, that shares of a successor company, acquirer or any other person are an appropriate substitution for Common Shares, the cash value of the PSUs will be converted into a revised number of PSUs based on the fair market value of the substituted shares, and each such notional PSU will entitle the holder to receive a cash payment in an amount equal to the fair market value of a substitute share as of the end of the applicable original performance period, multiplied by a deemed multiplier of 100%. In such a case, the PSUs will be settled in cash at the end of the applicable original performance period, subject to acceleration in certain events, including the death, retirement, or resignation of the participant or the termination of the participant without cause by the Corporation (including by way of constructive dismissal) prior to the earlier of two years following the change of control and the end of the original performance period. Accordingly, if a substituted share determination is made by the Board, PSUs would not accelerate and vest until the occurrence of a subsequent even affecting the participant’s employment.

The PSU Plan further provides that any benefits, rights and PSUs accruing to any participant in accordance with the terms and conditions of the PSU Plan shall not be transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

For PSUs granted in respect of fiscal 2014 to the CEO and CFO, the Compensation and Benefits Committee established a performance period of three years commencing on January 1, 2015. The multiplier to apply at the end of such performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
• Performance below the 20th percentile	0%
• Threshold performance at the 20th percentile	50%
• Performance at the median 50th percentile	100%
• Superior performance at the 65th percentile	200%
• Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%, and will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative. The value of PSUs awarded is equal to 50% of the 2014 annualized base salary amount for the CEO and 25% of the annualized base salary amount for the CFO.

Under applicable Rio Tinto Group policy, NEOs, as they are secondees of Rio Tinto, are not entitled to participate in the Corporation’s Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.

Under the Rio Tinto LTIP, the NEOs are entitled to receive equity-based incentive awards as determined by the Rio Tinto Remuneration Committee. Messrs. Tygesen, Thibeault, Beckman and Ms. Priestly have been granted awards under the Rio Tinto LTIP in respect of fiscal 2014 in connection with their respective roles with the Corporation, which awards have vesting conditions. Generally, the value of such awards will only be charged back to the Corporation upon being exercised by their holder. As a result, the compensation of the NEOs does not include the value of the awards granted under the Rio Tinto LTIP in respect of fiscal 2014.

Benefits and Perquisites

Under the terms of the secondment agreements and international arrangements with Rio Tinto, NEOs who are currently seconded by Rio Tinto may be entitled to employment benefits including participation in Rio Tinto retirement and pension plans, health and welfare programs, group insurance coverage, housing, car and education allowances, per diem entitlements and related benefits, the exact benefits applicable to each individual being subject to the particular secondment arrangement in place. In addition, NEOs are subject to tax equalization in respect of taxes payable on income from salary, STIP, LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the NEO on the basis of the taxation laws of the NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation.

3.4.2	Equity Incentive Plan

The Equity Incentive Plan, prior to its amendment and restatement as described below, consisted of three components: an Option Plan, providing for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares; a Bonus Plan, providing for awards of newly-issued Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Share Purchase Plan, under which eligible participants had the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions. The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014, and on March 20, 2015, the Board elected to terminate the Bonus Plan and approved an amended and restated Equity Incentive Plan which now includes only the Option Plan component. Some ancillary and non-substantive changes were also made to the Equity Incentive Plan to reflect the termination of the Share Purchase Plan and the Bonus Plan.

Eligible participants in the Equity Incentive Plan include Directors of the Corporation or any affiliate, any full-time and part-time employees (including officers) of the Corporation or any affiliate thereof, and persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible, all as determined by the Board. The Equity Incentive Plan is administered by the Compensation and Benefits Committee. The principal terms and conditions of the Equity Incentive Plan are summarized in Schedule “A” to this Circular.

The following information is of March 20, 2015:

Number of Securities to be Issued Upon Exercise of Outstanding Options under the Equity Incentive Plan	Weighted-Average Exercise Price of Outstanding Options under the Equity Incentive Plan (C$)		Number of Securities Remaining Available for Future Issuance Under Equity Incentive Plan
3,676,583	$	C$13.52	127,123,503 (1)

(1)	Pursuant to the 2012 MOA, new entitlements under the Equity Incentive Plan may not be granted without the prior written consent of Rio Tinto.

There are 2,012,309,019 Common Shares issued and outstanding as of March 20, 2015. The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time, or 130,800,086 Common Shares. However, pursuant to the 2012 MOA, Corporation may not, without obtaining the prior written consent of RTIH, issue any equity incentive securities or equity compensation securities in favour of any Directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan. Accordingly, the Corporation has not granted new stock options (or other equity incentives) under the Equity Incentive Plan since May 2012, including in fiscal 2014, and it is not currently anticipated that any additional options will be granted or Common Shares issued under the Equity Incentive Plan in the future (other than Common Shares issuable pursuant to the exercise of existing stock options).

The number of outstanding stock options as of March 20, 2015, being 3,676,583, represents 0.18% of the total number of issued and outstanding Common Shares. The Corporation is nevertheless seeking Shareholder approval of the EIP Renewal Resolution in accordance with TSX Rules in order to maintain the Corporation’s ability to utilize the Equity Incentive Plan in the future should circumstances warrant.

3.4.3	Pension Plans

The Corporation does not presently provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees other than Rio Tinto pension plans benefiting NEOs.

3.4.4	Other Compensation Policies

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

The Corporation adopted a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation (the Clawback Policy). In accordance with the terms of the Clawback Policy, the Board has sole discretion to cancel all or a portion of the PSUs awarded to an executive officer of the Corporation under the PSU Plan or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs in each case if (i) the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Shares and/or the Multiplier determined by comparing the Turquoise Hill Return with the Comparator Return for the applicable period (as such terms are defined in the PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements; (ii) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and (iii) the number of PSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs, to such executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received.

3.5	PERFORMANCE GRAPH

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from January 1, 2010 to December 31, 2014.

In 2014, the Corporation’s share price remained flat, and in the other years shown in the chart above the Corporation’s share price performance has trended downwards. In 2010 and 2011, total compensation generally increased in response to both competitive and retention demands and market benchmarking and decreased during the 2012, 2013 and 2014 periods. The value of long-term incentive compensation in the form of PSUs directly relates to the Corporation’s share price performance.

Section 4 - COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

4.1	SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as of December 31, 2014, December 31, 2013 and December 31, 2012, in respect of the NEOs.(1)

	Year	Salary (US$)	Share- Based Awards (US$) (2)	Option- Based Awards (US$) (3)	Non-Equity Incentive Plan Compensation		Pension Value (US$) (5)	All Other Compensation (US$) (6)	Total Compensation (US$)
Name and Principal Position					Annual Incentive Plans (US$) (4)	Long- Term Incentive Plans (US$)

Jeff Tygesen Chief Executive Officer	2014	$25,000 (7)	$150,000	n/a	$16,289 (8)	n/a	Nil	Nil	$191,289
	2013	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2012	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Kay Priestly (9) Chief Executive Officer	2014	$485,072 (10)	n/a (11)	n/a	$399,684	n/a	$116,258	$38,127(12)	$1,039,141
	2013	$506,500	$496,263(13)	n/a	$496,263	n/a	$120,289	$123,504(14)	$1,742,819
	2012	$354,167 (15)	$464,436(13)	n/a	$931,630	n/a	$118,495	$415,838(16)	$2,284,566

	Year	Salary (US$)	Share- Based Awards (US$) (2)	Option- Based Awards (US$) (3)	Non-Equity Incentive Plan Compensation		Pension Value (US$) (5)	All Other Compensation (US$) (6)	Total Compensation (US$)
Name and Principal Position					Annual Incentive Plans (US$) (4)	Long- Term Incentive Plans (US$)

Steeve Thibeault Chief Financial Officer	2014	$157,500 (17)	$67,500	n/a	$69,019	n/a	$36,150	$172,633(18)	$502,802
	2013	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2012	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Christopher Bateman (19) Chief Financial Officer	2014	$129,375 (20)	n/a (21)	n/a	$64,652(23)	n/a	Nil	$643,122(24)	$837,149
	2013	$310,500	$103,994(25)	n/a	$207,987	n/a	$3,225	$198,684(26)	$824,390
	2012	$200,000 (22)	$103,740(25)	n/a	$208,635	n/a	$12,000	$454,728(27)	$979,103

Stewart Beckman Senior Vice President Operations and Technical	2014	$296,247 (28)	n/a	n/a	$105,383(29)	n/a	$15,237	$103,050 (30)	$519,917
	2013	$291,915	n/a	n/a	$126,283	n/a	$67,561	$281,488(32)	$767,247
	2012	$200,686 (31)	n/a	n/a	$77,064	n/a	$37,179	$466,854 (33)	$781,783

Notes:

(1)

Compensation that has been paid in currency other than U.S. dollars has been converted to U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2014 (US$1.00/C$1.04), 2013 (US$1.00/C$1.03) and 2012 (US$1.00/C$1.00).

(2)

Share-based awards consist of PSUs granted under the PSU Plan to the CEO and CFO. In determining the fair value of PSUs granted in respect of the 2014 fiscal year, the Corporation used the actual amount of the award, which was granted in US$.

(3)

In accordance with Rio Tinto Group policy, individuals who are employees of the Rio Tinto Group (seconded or otherwise), are not entitled to participate in the Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.

(4)

Amounts shown in this column reflect STIP payments made to NEOs. Depending on the band level of the NEO within the Rio Tinto Group, either 100% of the STIP is paid in cash or 75% of the STIP is paid in cash with the remaining 25% deferred for a period of three years.

(5)

The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which NEOs are entitled are set forth in the secondment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.

(6)

Except for share-based awards (PSUs) granted by the Corporation and tax gross-ups on allowances included in “All Other Compensation” which are paid by the Corporation directly to the Canada Revenue Agency, all compensation has been paid by Rio Tinto under the secondment arrangements described in Section 3.4 – “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.

(7)

Mr. Tygesen was seconded to the Corporation effective December 1, 2014. The amount shown reflects one month of salary earned while performing his duties as CEO of the Corporation in 2014. This amount was paid by Rio Tinto and was not charged back to the Corporation.

(8)	The amount shown is pro rated to reflect STIP earned by Mr. Tygesen in 2014 while performing his duties at the Corporation.

(9)	Ms. Priestly retired as CEO of the Corporation effective December 1, 2014 but is nevertheless considered an NEO in respect of fiscal 2014.

(10)	Ms. Priestly retired as CEO of the Corporation effective December 1, 2014; the amount shown is pro rated to reflect salary earned while performing her duties at the Corporation.

(11)	Ms. Priestly was not awarded PSUs in respect of fiscal 2014.

(12)	Includes: annual tax return service of $7,387, additional leave of $21,428 and other compensation of $9,312, which includes tax gross-ups on allowances of $2,872.

(13)

PSUs previously granted to Ms. Priestly in 2013 and 2012 for forward looking performance periods were reduced on a pro rata basis in accordance with the terms of the PSU Plan; however, the dollar figures provided in this column reflect the value of the original PSU grants without taking into account the pro rata reduction of PSUs.

(14)	Includes: housing allowance of $47,446, tax gross-ups on allowances of $47,371, reimbursement of relocation costs of $20,112, reimbursement of per diem amounts of $6,840 and tax services of $1,735.

(15)	Ms. Priestly was seconded to the Corporation on April 18, 2012; the amount shown is pro rated to reflect salary earned between such date and December 31, 2012.

(16)

Includes: $39,738 in fees earned as a Director of the Corporation (paid directly to Rio Tinto in accordance with Rio Tinto corporate policy), housing allowance of $60,075, car allowance of $7,096, tax gross-ups on allowances of $232,425, reimbursement of relocation costs of $24,844, subsistence allowance of $7,071, reimbursement of commuter costs of $19,939 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, and international tax services.

(17)	Mr. Thibeault was seconded to the Corporation effective June 1, 2014; the amount shown is pro rated to reflect salary earned between such date and December 31, 2014.

(18)	Includes: housing allowance of $3,302, reimbursement of relocation costs of $167,581 and family benefits of $1,750.

(19)	Mr. Bateman resigned as CFO of the Corporation effective June 1, 2014 but is nevertheless considered an NEO in respect of fiscal 2014.

(20)	Mr. Bateman resigned as CFO of the Corporation effective June 1, 2014; the amount shown is pro rated to reflect salary earned while performing his duties at the Corporation.

(21)	Mr. Bateman was not awarded PSUs in respect of fiscal 2014.

(22)	Mr. Bateman was seconded to the Corporation on May 1, 2012; the amount shown is pro rated to reflect salary earned between such date and December 31, 2012.

(23)

The amount shown was included as part of the payment Mr. Bateman received upon his resignation as CFO of the Corporation effective June 1, 2014 and concurrent departure from Rio Tinto. This amount was paid entirely by Rio Tinto and was not charged back to the Corporation.

(24)

Includes: annual tax return service of $21,536 and other compensation of $170,143, which includes tax gross-ups on allowances of $162,484. It also includes a termination payment of $425,858 paid entirely by Rio Tinto in connection with Mr. Bateman’s resignation as CFO of the Corporation effective June 1, 2014 and concurrent departure from Rio Tinto.

(25)

PSUs previously granted to Mr. Bateman in 2013 and 2012 for forward looking performance periods were reduced on a pro rata basis in accordance with the terms of the PSU Plan; however, the dollar figures provided in this column reflect the value of the original PSU grants without taking into account the pro rata reduction of PSUs.

(26)

Includes: housing allowance of $76,391, car allowance of $6,895, education allowance of $13,891, tax gross-ups on allowances of $41,954, reimbursement of relocation costs of $50,830 and living allowance of $8,723.

(27)

Includes: housing allowance of $81,773, car allowance of $9,367, education allowance of $44,513, tax gross-ups on allowances of $217,866, reimbursement of relocation costs of $65,455, living allowance of $11,763 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, international tax services and parking fees.

(28)	Mr. Beckman was named Project Director for Oyu Tolgoi Phase 2 in March 2014. The Corporation’s subsidiary, Oyu Tolgoi LLC (“OT LLC”), assumed $223,269 of Mr. Beckman’s salary.

(29)	OT LLC assumed $79,037 of Mr. Beckman’s STIP.

(30)	Includes: car allowance of $27,877, housing allowance of $6,148, annual tax return service of $18,857, reimbursement of relocation costs of $49,105 and assignment allowance of $1,063.

(31)	Mr. Beckman was seconded to the Corporation on May 22, 2012; the amount shown is pro rated to reflect salary earned between such date and December 31, 2012.

(32)

Includes: housing allowance of $42,515, car allowance of $28,156, reimbursement of relocation costs of $107,953, annual tax return services of $29,462, family benefits of $70,453 and allowance role vehicle of $2,949.

(33)

Includes: housing allowance of $34,292, car allowance of $19,747, education allowance of $67,486, tax gross-ups on allowances of $213,942, reimbursement of relocation costs of $73,995, home leave amount of $46,606 and other perquisites such as medical and life insurance benefits, international tax services and parking fees.

4.2	OPTION-BASED AND SHARE-BASED AWARDS

4.2.1	Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the NEOs concerning unexercised options and PSUs held as at December 31, 2014, including PSUs granted in respect of fiscal 2014 to the CEO and CFO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)
Jeff Tygesen (1) (3)	Nil	Nil	Nil	Nil	50,000	$150,000	Nil

Kay Priestly (2) (4)	Nil	Nil	Nil	Nil	101,168	$302,632	Nil

Steeve Thibeault (1) (3)	Nil	Nil	Nil	Nil	22,500	$67,500	Nil

Christopher Bateman (2) (4)	Nil	Nil	Nil	Nil	12,904	$38,601	Nil

Stewart Beckman(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

The “Market or Payout Value of Share-Based Awards that have not Vested” for Messrs. Tygesen and Thibeault is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2014, including in respect of fiscal 2014 but which were granted in March 2015, by the five-day VWAP of the Common Shares on the New York Stock Exchange (“NYSE”) for the period ending on December 31, 2014 ($3.00), in accordance with their respective grant letters. PSUs have a value which is based on the performance of the Common Shares of the Corporation relative to the PSU Peer Comparator Group during an established performance period, which is typically a period of three years. Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from $0 to 2.5 times their fair market value at the end of the performance period. See Section 3.4.1– “Compensation of NEOs”.

(2)

The “Market or Payout Value of Share-Based Awards that have not Vested” for Ms. Priestly and Mr. Bateman is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2014, by the five-day VWAP of the Common Shares on the TSX for the period ending on December 31, 2014 (C$3.47), converted from C$ to US$ at the Bank of Canada noon rate on the last day of such period (US$1.00/C$1.16), in accordance with their respective grant letters.

(3)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares or shares of the Corporation’s subsidiaries.

(4)

Ms. Priestly and Mr. Bateman ceased to be officers of the Corporation effective December 1, 2014 and June 1, 2014 respectively but are nevertheless considered NEOs in respect of fiscal 2014. The numbers in the column “Number of Shares or Units of Shares that have not Vested” represent PSUs previously granted to Ms. Priestly and Mr. Bateman which were subsequently reduced on a pro rata basis in accordance with the terms of the PSU Plan.

4.2.2	Incentive Plan Awards – Value Vested or Earned During 2014

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2014. All awards that vested or earned by NEOs during fiscal 2014 were granted by the Corporation.

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Jeff Tygesen (1) (2)	Nil	$150,000	Nil

Kay Priestly (2) (3)	Nil	n/a	Nil

Steeve Thibeault (1) (2)	Nil	$67,500	Nil

Christopher Bateman (2) (3)	Nil	n/a	Nil

Stewart Beckman(2)	Nil	Nil	Nil

Notes:

(1)

The “Share-Based Awards – Value Vested During the Year” are calculated on the basis of the five-day VWAP of the Common Shares on the NYSE for the period ending on December 31, 2014 ($3.00) in respect of PSU grants awarded to the CEO and the CFO in respect of the 2014 fiscal year, which PSUs have not vested.

(2)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.

(3)

Ms. Priestly and Mr. Bateman ceased to be officers of the Corporation effective December 1, 2014 and June 1, 2014, respectively, but are nevertheless considered NEOs in respect of fiscal 2014. Ms. Priestly and Mr. Bateman were not awarded PSUs in respect of fiscal 2014.

4.3	EMPLOYMENT AGREEMENTS

4.3.1	Secondees of Rio Tinto

All NEOs have entered into employment agreements (the “Employment Agreements”) with Rio Tinto pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as post-retirement benefits. The costs of such salary and related benefits are charged back to the Corporation.

The Employment Agreements have an indefinite term. An NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing (six months for Ms. Priestly). In addition, Rio Tinto may terminate an NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO a six-month notice (12 months for Ms. Priestly) or paying such NEO an amount equal to six months base salary (12 months for Ms. Priestly). Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

If the termination is the result of a severance, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

•	Payment of salary in lieu of notice:

•	For Australia-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement plus an additional 3 months’ notice paid in lieu; and

•	For US-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement.

•

Payment of an ex-gratia severance payment, which is discretionary and calculated based on each jurisdiction’s policy and includes any statutory severance payments required by the laws of the NEO’s home jurisdiction;

•

Payment of short-term incentive awards to which the NEO would be entitled for the performance year based on actual business and individual performance. In the case of a partial year, such award will be calculated based on the duration of the performance year such NEO was employed (prorated assuming on-target business performance and an actual assessment of individual performance in the performance year) or, if not possible, based on an on-target assessment;

•	All long-term incentives will be treated in accordance with Rio Tinto’s plans in each of the NEO’s home jurisdiction; and

•	Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.

The treatment of the PSUs granted to the CEO and the CFO under the PSU Plan in the case of termination, retirement, change of control and other similar situations is detailed in Section 3.4.1– “Compensation of NEOs” of this Circular.

Section 5 - COMPENSATION DISCLOSURE FOR DIRECTORS

5.1	ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION

Each Director who is not an executive of the Corporation (a “Non-Executive Director”) receives a retainer of C$100,000 per annum. Ms. Gardiner receives an additional retainer of C$150,000 for acting as Chair of the Board, for a total of C$250,000 per annum.

The Chair of the Audit Committee received an additional per annum retainer of C$50,000 in 2014.

The Chair of the Compensation and Benefits Committee received an additional per annum retainer of C$40,000 in 2014.

The Chairs of the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee each received an additional retainer of C$20,000 each per annum in 2014.

The Chair of the SouthGobi Special Committee received an additional retainer of C$20,000 in 2014.

Each Non-Executive Director receives a fee of C$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate. Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

A travel fee of C$2,000 is payable to any Non-Executive Director who travels to attend meetings, the venue of which is more than three hours travel time from the Director’s home. Each executive Director and each Non-Executive Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of duties as a Director.

On May 10, 2013, the Board of Directors approved the DSU Plan and also approved an annual grant to each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy) of DSUs. The purpose of the DSU Plan is to strengthen the alignment of interests between Non-Executive Directors and Shareholders of the Corporation by linking a portion of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan has been adopted to advance the interests of the Corporation through the motivation, attraction and retention of Directors of the Corporation, particularly in light of the fact that equity compensation incentives have not been granted under the Equity Incentive Plan, including the Option Plan, since May 2012 pursuant to the terms of the 2012 MOA. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations relating to the administration of the DSU Plan and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board of Directors.

Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, will determine an amount of annual compensation to which each Non-Executive Director shall be entitled (the “Annual Compensation Amount”), which amount shall be payable in the form of DSUs. The number of DSUs to be granted to a Non-Executive Director is determined by dividing the Annual Compensation Amount by the “fair market value” of a Common Share on the TSX for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest ten DSUs. “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the New York Stock Exchange, as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director shall be redeemed by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date shall be made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited to the Non-Executive Director as of the distribution payment date. The number of additional DSUs (including fractional DSUs) to be credited to the Non-Executive Director shall be determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Fractional DSUs to two decimal places shall be credited to such Director. Such additional DSUs shall be subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Non-Executive Director has shall be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee shall have the right to make such adjustments as it deems appropriate in the circumstances upon the occurrence of any other event which has an impact on the amount of cash to be remitted to a Non-Executive Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

In light of recent corporate developments and Board changes, the Compensation and Benefits Committee expects to review its compensation policies for Directors in 2015 with assistance from compensation consultants to the extent deemed advisable.

5.2	DIRECTORS’ TOTAL 2014 COMPENSATION

The following table reflects compensation earned by non-executive Directors in respect of fiscal 2014 under the compensation arrangements described above.

Mr. Tygesen, the Corporation’s CEO, is currently a Director of the Corporation. Effective December 1, 2014, Mr. Tygesen does not receive any compensation for his role as Director of the Corporation. Mr. Tygesen’s total compensation is reflected in the Summary Compensation Table at Section 4.1.

Name	Fees Earned (US$)(1)	Option- Based Awards (US$)	All Other Compensation (US$)(2)	Total Compensation (US$)

Rowena Albones (3)(4)	$188,462	Nil	Nil	$188,462

Virginia Flood (3)(4)(5)	$29,808	Nil	Nil	$29,808

Jill Gardiner (8)	$280,769	Nil	$90,661	$371,429

Dr. James W. Gill (10)	$27,608	Nil	$45,346	$72,954

R. Peter Gillin (8)	$246,154	Nil	$90,661	$336,815

Warren Goodman (3)(4)(5)	$31,731	Nil	Nil	$31,731

Isabelle Hudon (5)(6)	$35,577	Nil	$61,335	$96,912

David Klingner (6)(8)(9)	$376,923	Nil	$332,239	$709,162

Charles Lenegan (5)(6)	$37,500	Nil	$61,335	$98,835

Kay Priestly (3)(4)(7)	$13,462	Nil	Nil	$13,462

Russel C. Robertson	$163,462	Nil	$90,661	$254,123

Jeff Tygesen (3)(4)	$148,077	Nil	Nil	$148,077

Notes:

(1)

The sums represented in the “Fees Earned” column of this table represent Director retainers and fees earned from acting as Chair of the Board or of any of the Board committees, remuneration for attending meetings and conference calls of the Directors as well as travel fees paid to Directors who travel more than three hours to attend meetings. Compensation that has been paid in currency other than U.S. dollars has been converted in U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2014 (US$1.00/C$1.04).

(2)

“All Other Compensation” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2014 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued. All awards have been granted in Canadian dollars and, for reporting purposes, their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the last day of the five-day VWAP period. The average annual noon exchange rate for 2014 was US$1.00/C$1.04, for 2013 was US$1.00/C$1.03 and for 2012 was US$1.00/C$1.00.

(3)

In accordance with Rio Tinto Group corporate policy, individuals who are employees of the Rio Tinto Group and Rio Tinto nominees on the Board are not eligible to participate in the Equity Incentive Plan given their entitlements under Rio Tinto Group incentive plans.

(4)

In accordance with Rio Tinto Group corporate policy, Director fees otherwise payable to Mses. Albones and Flood and Mr. Goodman, as Rio Tinto Group nominees on the Board, were paid directly to Rio Tinto Group. In addition, Ms. Priestly and Mr. Tygesen were not entitled to receive fees in their capacities as Directors for the period in fiscal 2014 during which they were also executive officers of the Corporation, and Directors’ fees payable to them in fiscal 2014 during the period in which they were not executive officers of the Corporation were paid directly to the Rio Tinto Group.

(5)	Mses. Flood and Hudon and Messrs. Goodman and Lenegan did not stand for re-election at the May 8, 2014 Annual General Meeting.

(6)

The DSUs granted to Ms. Hudon and Messrs. Lenegan and Klingner were redeemed and paid by the Corporation in cash in accordance with the terms of the DSU Plan. The amounts were paid in Canadian dollars and, for reporting purposes, their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the last day of the five-day VWAP period following which they ceased to be Directors of the Corporation.

(7)	Ms. Priestly retired from the Board of Directors effective January 1, 2015.

(8)

The fees earned by Dr. Klingner, Ms. Gardiner, and Messrs. Gillin and Tygesen include the retainers for acting as Chairs of the Board, the Audit, Nominating and Corporate Governance, Compensation and Benefits and Health, Safety and Environment Committees. Mr. Robertson became Chair of the Audit Committee and Ms. Gardiner became Chair of the Nominating and Corporate Governance Committee effective January 1, 2015.

(9)	Dr. Klingner retired from the Board of Directors effective January 1, 2015.

(10)	Dr. Gill was appointed to the Board of Directors effective November 1, 2014.

5.3	OPTION-BASED AWARDS

5.3.1	Outstanding Option-Based Awards

The following table sets forth information with respect to the Non-Executive Directors concerning unexercised options of the Corporation held as at December 31, 2014.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$/ Option) (1)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(2)

Rowena Albones (2)	Nil	Nil	Nil	Nil

Virginia Flood (2)(3)	Nil	Nil	Nil	Nil

Jill Gardiner	35,149	$7.17	06/28/17	Nil

Dr. James W. Gill (6)	Nil	Nil	Nil	Nil

R. Peter Gillin	35,149	$7.17	06/28/17	Nil

Warren Goodman (2)(3)	Nil	Nil	Nil	Nil

Isabelle Hudon (3)	35,149	$7.17	05/08/15	Nil

David Klingner (7)	35,149	$7.17	12/31/15	Nil

Charles Lenegan (3)	35,149	$6.21	05/08/15	Nil

Kay Priestly (2)(5)	Nil	Nil	Nil	Nil

Russel C. Robertson	35,149	$7.17	06/28/17	Nil

Jeff Tygesen (2)	Nil	Nil	Nil	Nil

Notes:

(1)	The exercise price is set in Canadian dollars and has been converted from Canadian dollars into U.S. dollars at the Bank of Canada noon rate on December 31, 2014 (US$1.00/C$1.16).

(2)

The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2014 (C$3.59) and the exercise price of the options. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on December 31, 2014 (US$1.00/C$1.16).

(3)

In accordance with Rio Tinto Group corporate policy, individuals who are employees of the Rio Tinto Group and Rio Tinto nominees on the Board are not eligible to participate in the Equity Incentive Plan given their entitlements under Rio Tinto Group incentive plans.

(4)	Mses. Flood and Hudon and Messrs. Goodman and Lenegan did not stand for re-election at the May 8, 2014 Annual General Meeting.

(5)	Ms. Priestly retired from the Board of Directors effective January 1, 2015.

(6)	Dr. Gill was appointed to the Board of Directors effective November 1, 2014.

(7)	Dr. Klingner retired from the Board of Directors effective January 1, 2015.

5.3.2	Incentive Plan Awards – Value Vested or Earned During 2014

The following table shows the value of incentive plan awards that vested or were earned for each Non-Executive Director for fiscal 2014.

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Rowena Albones (1)	Nil	Nil	Nil

Virginia Flood (1) (2)	Nil	Nil	Nil

Jill Gardiner	Nil	Nil	Nil

Dr. James W. Gill (5)	Nil	Nil	Nil

R. Peter Gillin	Nil	Nil	Nil

Warren Goodman (1) (2)	Nil	Nil	Nil

Isabelle Hudon (2)	Nil	Nil	Nil

David Klingner (4)	Nil	Nil	Nil

Charles Lenegan (2)	Nil	Nil	Nil

Kay Priestly (1) (3)	Nil	Nil	Nil

Russel C. Robertson	Nil	Nil	Nil

Jeff Tygesen (1)	Nil	Nil	Nil

Notes:

(1)

In accordance with Rio Tinto Group corporate policy, individuals who are employees of the Rio Tinto Group and Rio Tinto nominees on the Board are not eligible to participate in the Equity Incentive Plan given their entitlements under Rio Tinto Group incentive plans.

(2)	Mses. Flood and Hudon and Messrs. Goodman and Lenegan did not stand for re-election at the May 8, 2014 Annual General Meeting.

(3)	Ms. Priestly retired from the Board of Directors effective January 1, 2015.

(4)	Dr. Klingner retired from the Board of Directors effective January 1, 2015.

(5)	Dr. Gill was appointed to the Board of Directors effective November 1, 2014.

Section 6 - CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE and the NASDAQ Stock Market (“NASDAQ”).

The Common Shares are listed on the TSX and the NYSE and are also quoted on the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and the Consumer Protection Act. Each of the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that comply with the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules in all significant respects and, accordingly, the Corporation believes that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

6.1	BOARD OF DIRECTORS

6.1.1	Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of seven persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
Jill Gardiner	Rowena Albones(1)
Dr. James W. Gill	Dr. Craig Stegman(1)
R. Peter Gillin	Jeff Tygesen(2)
Russel C. Robertson

Notes:

(1)

Ms. Albones and Dr. Stegman, officers within the Rio Tinto Group, are considered to be non-independent Directors as a result of the material relationship between the Corporation and the Rio Tinto Group.

(2)	Mr. Tygesen, CEO of the Corporation and a former officer within the Rio Tinto Group, is considered to be a non-independent Director.

Rio Tinto beneficially holds approximately 50.8% of the Corporation’s voting securities as of March 20, 2015. In accordance with the terms of the 2012 MOA, Rio Tinto and the Corporation agreed that until the earlier of January 18, 2014 and the date the Corporation ceases to be a reporting issuer, a majority of the Directors on the Board would be “independent directors” within the meaning of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Although this independence requirement is no longer required under the terms of the 2012 MOA, the Board has determined that four of the seven nominees for election as Directors at the Meeting are “independent” of each of the Corporation and Rio Tinto, as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board believes that the nomination by management of more than 57% independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the major shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder.

6.1.2	Board Mandate and Recent Amendments Thereto

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing management. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

The Nominating and Corporate Governance Committee recommended that the Board approve various amendments to the Board Mandate and on March 20, 2015, the Board considered and approved the following governance initiatives:

• The agenda for each regularly scheduled Board meeting will include, i) an in camera session of the full Board separate from management and ii) an in camera session of the independent Directors separate from management.

• The Corporation will require Directors to tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

• In order to ensure the ability of each candidate to make the commitment of time necessary to be a Director of the Corporation, including the application of the following guidelines when considering candidates to become Directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding the Corporation’s Board) in addition to membership on the board of the corporation at which an individual is employed, and (b) for other candidates, the Board will prefer candidates that hold not more than five (5) public corporation directorships (excluding the Corporation’s Board).

A copy of the Board Mandate, as revised, is annexed as Schedule “C” hereto.

The Corporation has a corporate disclosure, confidentiality and securities trading policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the CEO, the CFO, the General Counsel and Corporate Secretary, the Senior Vice President, Operations and Technical Development, and media and investor relations officers. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the

Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee reviews the corporate disclosure, confidentiality and securities trading policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular are reviewed by the Disclosure Committee and the Nominating and Corporate Governance Committee and are recommended to the Board for approval. The Corporation’s annual and quarterly financial statements, management’s discussion and analysis and other financial disclosure are reviewed by the Audit Committee and recommended to the Board for approval prior to its release.

6.1.3	Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

6.2	BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee (in each case composed solely of independent Directors), the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee.

The Directors also established the SouthGobi Special Committee as a special ad hoc committee of the Board.

6.2.1	Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Gardiner and Mr. Gillin, all of whom are nominees of management for re-election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Gardiner and Mr. Gillin satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Ms. Priestly until November 30, 2014 and Mr. Tygesen, as of December 1, 2014, as well as Ms. Albones are also invited guests to all meetings of the Audit Committee, of which they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Messrs. Gillin and Robertson and Ms. Gardiner have been determined by the Board of Directors to be Audit Committee Financial Experts, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 20, 2015, available on SEDAR.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on a periodic basis.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion.

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors of the Corporation determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation. Mr. Gillin has advised the Board that he has accepted membership on the audit committees of three other companies, including a mutual fund, which are reporting issuers, in addition to his role as a member of the Corporation’s Audit Committee. After review of Mr. Gillin’s roles and responsibilities as member of such other audit committees, the geographic locations of such audit committees and the time commitment such memberships represent, the Board has determined that Mr. Gillin’s simultaneous service on the audit committees of such three public companies, in addition to his role as a member of the Corporation’s Audit Committee, would not limit or impair his ability to effectively serve on the Audit Committee. Mr. Gillin has thus been authorized to pursue his functions with the Corporation’s Audit Committee.

6.2.2	Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation.

The Compensation and Benefits Committee currently consists of Messrs. Gillin (Chair) and Robertson and Ms. Gardiner. Each current member of the Compensation and Benefits Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. See Section 3.2– “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

6.2.3	Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Mses. Gardiner (Chair) and Albones and Dr. Gill, all of whom are nominees of management for re-election as Directors at the Meeting. Each current member of the Nominating and Corporate Governance Committee, other than Ms. Albones, qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

6.2.4	Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Board currently consists of Mr. Tygesen (Chair), Dr. Stegman and Dr. Gill, all of whom are nominees of management for re-election as Directors at the Meeting. The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

6.2.5	SouthGobi Special Committee

The SouthGobi Special Committee was created by the Board in March 2014 as an ad hoc Board Committee. The SouthGobi Special Committee is responsible for overseeing various alternatives with respect to the Corporation’s continued ownership of its shares and investment in SouthGobi. More particularly, the role of the SouthGobi Special Committee is to consider potential divestment transactions and provide advice and guidance to the Board of Directors as to whether one or more of the potential transactions is or are in the best interests of the Corporation. The Special Committee for SouthGobi currently consists of Ms. Gardiner (Chair), Ms. Albones and Mr. Gillin.

6.3	INDEPENDENT DIRECTORS

As part of the regularly scheduled annual and quarterly meetings, the independent Directors are required to meet in camera, separately from management to discuss various matters, some of which present conflicts of interest for the full Board. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate or other developments since the last Board meeting. In 2014, the independent Directors held a total of nine meetings. In addition, on March 20, 2015, the Board approved an amendment to the Board Mandate to include, as a standing agenda item for each regularly scheduled Board meeting, an in camera session at the end of each meeting for independent Directors of the Board.

6.4	CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation’s Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Ethics Policy and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Ethics Policy is responsive to any potential issues which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Ethics Policy underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Ethics Policy.

A copy of the Ethics Policy is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

6.5	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B”.

Section 7 - OTHER INFORMATION

7.1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

7.2	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director of the Corporation nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

7.3	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

During the year ended December 31, 2014, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$78.6 million (2013 – US$98.3 million; 2012 – US$113.3 million); the majority of services related to the Oyu Tolgoi Mine. In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2014, as further described under Item 14 of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2014.

On January 13, 2014, the Corporation closed the rights offering launched in November 2013 and repaid all outstanding amounts owed to Rio Tinto under the US$1.8 billion interim funding facility entered into in December 2010 and the US$600 million non-revolving bridge facility entered into in August 2013.

7.4	ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Finally, security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, or by telephone at (604) 688-5755.

7.5	DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 20th day of March, 2015.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Corporate Secretary

SCHEDULE “A”

SUMMARY OF EQUITY INCENTIVE PLAN

1. Option Plan

Option Grants

The Equity Incentive Plan authorizes the Board, on the recommendation of the Compensation and Benefits Committee and upon having previously obtained the written approval of Rio Tinto, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Equity Incentive Plan, from time to time are determined by the Board, on the recommendation of the Compensation and Benefits Committee, at the time of the grant, subject to the defined parameters of the Equity Incentive Plan.

Exercise Price

The exercise price of any option granted under the Equity Incentive Plan cannot be less than the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period and Vesting

Options are exercisable for seven years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of four years from the date of grant, as to one-quarter of the total number of shares under option after each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made and as otherwise described in “Equity Compensation Plan Information – Summary of Equity Incentive Plan – Amendment Procedure.”

Blackout Expiration Term

Under the Corporation’s corporate disclosure, confidentiality and securities trading policy, trading of the Corporation’s securities, including the exercise by Directors, officers, employees and certain others of options to purchase Common Shares, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Equity Incentive Plan, the expiration of the terms of options held by insiders and other plan participants is the later of the original expiry date and a date that is ten business days following the end of such blackout period.

Stock Appreciation Rights

Optionees under the Equity Incentive Plan also have a stock appreciation right which effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of newly-issued Common Shares equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to the option by the Fair Market Value of one Common Share.

Financial Assistance

The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any Director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

Anti-Dilution Adjustments

If there is any change in the Common Shares through the declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassification of Common Shares, or otherwise, the number of Common Shares available under the Equity Incentive Plan, the Common Shares subject to any option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for the purposes of the Equity Incentive Plan.

Termination or Death

If an optionee dies while employed by the Corporation, unless otherwise determined by the Board, any vested option held by him or her will be exercisable for a period of 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable, unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then, unless otherwise determined by the Board, the options will be exercisable for a period of up to 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner).

Amalgamation or Merger; Takeover Bid

If the Corporation amalgamates or merges with or into another corporation, any Common Shares receivable on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such amalgamation or merger if the optionee had exercised his option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board.

If a takeover bid offer for Common Shares is made which, if accepted in whole or in part, would result in the offeror exercising control over the Corporation, then the Corporation will notify each optionee and all outstanding options will become exercisable in whole or in part by the holders thereof so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the offer.

2. Bonus Plan

The Board of Directors elected to terminate the Bonus Plan effective March 20, 2015.

3. Share Purchase Plan

The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014.

4. Transferability

Benefits, rights and options under the Equity Incentive Plan are non-transferable and during the lifetime of an Equity Incentive Plan participant, may only be exercised by such participant, except by will or by the laws of descent and distribution.

5. Amendment Procedure

The Board, based on the recommendation of the Compensation and Benefits Committee, has the authority and discretion to amend, either prospectively or retrospectively, the Equity Incentive Plan and any option or other awards granted thereunder without shareholder approval for all matters (including, without limitation: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Equity Incentive Plan, changes to the exercise price, vesting, term and termination provisions of options, changes to the cashless exercise right provisions, changes to the authority and role of the Compensation and Benefits Committee under the Equity Incentive Plan, changes to the acceleration and vesting of options in the event of a takeover bid, and any other matter relating to the Equity Incentive Plan and the options and awards granted thereunder), except for those matters requiring shareholder approval. Subject to regulatory approval and the exceptions described in the Equity Incentive Plan and, in certain cases, the approval of Rio Tinto, shareholder approval will only be required for: (i) an amendment to the aggregate percentage of Common Shares issuable under the Equity Incentive Plan; (ii) an amendment to the limitations on the maximum number of shares that may be reserved for issuance, or issued to “Insiders” under the Equity Incentive Plan; (iii) an amendment that would reduce the exercise price of an outstanding option under the Equity Incentive Plan other than for anti-dilution adjustments; (iv) an amendment that would extend the expiry date of the option period in respect of any option granted under the Equity Incentive Plan except if the expiry date occurs either during a blackout period or within ten business days following the expiry of the blackout period; (v) an amendment that would accelerate the vesting of an option held by an optionee, except upon the death, disability or retirement of such optionee, a change in control of the Corporation, or in the case of a non-material variation of any performance milestone required for the vesting of the options; and (vi) an amendment to the amending provisions under the Equity Incentive Plan.

In addition, under the Equity Incentive Plan, the Board has the authority, without shareholder approval, to establish or amend the length of time during which an option will remain exercisable following certain termination events, subject to the parameters set out in the Equity Incentive Plan and the original expiry date of the option, as described above under “Termination or Death”.

In 2012, the Board exercised this authority to:

•

amend the expiry provisions applicable to certain options held by Mr. Meredith in connection with his resignation as Deputy Chairman of the Corporation on April 17, 2012 and continued functions as Director of the Corporation; and

•	reinstate the original expiry dates of the options held by Ms. Mahler following her resignation and subsequent re-election on the Board on April 17, 2012 and May 9, 2012, respectively.

Also in 2012, the number of Common Shares available under the Equity Incentive Plan, the number of Common Shares underlying all outstanding incentive stock options issued to Directors, employees and service providers prior to the 2012 Rights Offering and the exercise price thereof have been adjusted in accordance with the provisions of the Equity Incentive Plan.

In addition, in 2014 and 2015, the Board exercised this authority to amend the Equity Incentive Plan to terminate the Share Purchase Plan and the Bonus Plan.

These amendments and adjustments did not require security holder approval.

6. Share Issuance Limits

The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed 5%, and to insiders under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) may not exceed 10%, of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one year period to insiders under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 10%, and to any one insider and his or her associates under the Equity Incentive Plan may not exceed 5% of the issued and outstanding Common Shares at such time.

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices and the associated National Policy 58-201 Corporate Governance Guidelines which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 57% or four out of seven of the nominees proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•       Jill Gardiner

•       Dr. James W. Gill

•       R. Peter Gillin

•       Russel C. Robertson

This determination was made on the basis that:

(a)   they are not and have not been within the last three years an employee or executive officer of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)   they are not a partner or employee of the Corporation’s internal or external auditor;

(c)   their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)   they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)   they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)    they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)   they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)   they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)    they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)    they are not an affiliated entity of the Corporation or any of its subsidiaries.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board, all of whom are current Directors, are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

•       Rowena Albones

•       Dr. Craig Stegman

•       Jeff Tygesen

Ms. Albones and Dr. Stegman hold positions as officers within the Rio Tinto Group. The Board has considered the relationship between the Rio Tinto Group and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the (i) Private Placement Agreement dated October 18, 2006 between RTIH and the Corporation, (ii) the Heads of Agreement dated December 8, 2010 between RTIH and the Corporation, (iii) the 2012 MOA and (iv) the 2013 MOA. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and therefore considers Ms. Albones and Dr. Stegman to be non-independent nominee Directors.

Mr. Tygesen is considered to be non-independent as a result of his positions as Chief Executive Officer of the Corporation and as a former officer within the Rio Tinto Group.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(c)  Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

57% or four of the seven nominees proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder.

(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section 2.1.1– “Management Nominees” of this Circular.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As part of the regularly scheduled annual and quarterly meetings of the Board, the independent Directors are required to meet separately from management. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate and other developments since the last Board meeting. There were nine such meetings of the independent Directors in 2014. In addition, on March 20, 2015, the Board approved an amendment to the Board Mandate to include, as standing items, i) an in camera session of the full Board separate from management and ii) an in camera session of the independent Directors separate from management.

The CEO is an invited guest to all meetings of Compensation and Benefits Committee, the Audit Committee, and the Nominating and Corporate Governance Committee although the CEO is not a member of the Committees. The CEO is asked to leave the meeting of the Compensation and Benefits Committee when his compensation is discussed.

During 2014, there were 16 Board meetings, four meetings of the Compensation and Benefits Committee, five meetings of the Audit Committee, five meetings of the Nominating and Corporate Governance Committee, three meetings of the Health, Safety and Environment Committee, and 26 meetings of the SouthGobi Special Committee.

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ms. Gardiner, an independent Director, serves as Chair of the Board of Directors. The Chair is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chair is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chair of the Board, allows the Board to function independently of management.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2014, is set out next to each individual’s name in Section 2.1.1– “Management Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in this Circular in Section 6.1.2– “Board Mandate and Recent Amendments Thereto” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “C”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 688-5755.

3.     Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4.     Orientation and Continuing Education

(a)   Briefly describe what measures the Board takes to orient new members regarding:

(i)    the role of the Board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, New Board members are provided with an information package on the Corporation containing copies of all corporate policies and other key documents and participate in an orientation session organized by the Corporation’s General Counsel, who provides an overview of the Corporation’s business, plans and risks, regulatory matters, board and committee governance including mandates and policies, corporate disclosure protocols, and compliance and governance practices and philosophies. New Board members also have an opportunity to review with the Board Chair the methods of operation and the roles of the Board and its committees, including a discussion of the Board performance assessment process, meeting format, access to information both included in, and outside of, the Board and Board committee meeting materials, and other factors that are important to Board effectiveness. There is also an opportunity to discuss the contribution individual directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

seminars. Directors are encouraged to visit the Oyu Tolgoi Mine site in Mongolia and such visits are organized periodically. The Board also holds yearly strategy sessions which may be held in Mongolia as part of the visit to the Oyu Tolgoi Mine site. In addition, the Corporation organizes informal sessions on an ad hoc basis on corporate governance, disclosure and other topics of interest to Directors, some of which are presented by external experts or advisors. All of our Directors are members are Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Board members have full access to the Corporation’s records.

(b)  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.     Ethical Business Conduct

(a)   Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)    disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation’s Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Ethics Policy and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Ethics Policy, ensures that employees of the Corporation receive the appropriate training on ethics and compliance matters, oversees complaints reported, promptly responds to any issues reported and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Ethics Policy underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Ethics Policy.

Violations of Canadian or United States anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Ethics Policy; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Ethics Policy as part of their annual performance appraisal.

The Nominating and Corporate Governance Committee monitors the compliance with the Ethics Policy and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Ethics Policy in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Ethics Policy is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

(b)  Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Ethics Policy. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Ethics Policy, ensures that employees of the Corporation receive the appropriate training on ethics and compliance matters, oversees complaints reported, promptly responds to any issues reported and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6. Nomination of Directors

(a)   Describe the process by which the Board identifies new candidates for Board nomination.

(b)  Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage and objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee consisting of Mses. Gardiner (Chair) and Albones and Dr. Gill, all of whom, are nominees of management for election as Directors at the Meeting. All members of the committee other than Ms. Albones are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Ms. Gardiner has been appointed as Chair of the Nominating and Corporate Governance Committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such competencies and experiences as managing and/or leading growth, environmental, safety, and corporate responsibility, governance and board experience, exploration, financial literacy and acumen and legal knowledge, etc. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation also recently adopted a Diversity Policy.

Rio Tinto, which holds approximately 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 688-5755.

7. Compensation (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section 5.2 – “Directors’ Total 2013 Compensation”.

(b)  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation and Benefits Committee are Messrs. Gillin (Chair) and Robertson and Ms. Gardiner, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee, other than Mr. Robertson, serve as CEOs or senior executive officers of other public corporations. See Section 2.1.1 – “Management Nominees”.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety and Environment Committee, currently consisting of Mr. Tygesen (Chair), Dr. Stegman, and Dr. Gill.

The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

The Directors also established the SouthGobi Special Committee as an ad hoc Board Committee. In March 2014, the SouthGobi Special Committee was created and consisted, at the time, of Dr. Klingner, Mr. Gillin and Mses. Albones and Gardiner. The SouthGobi Special Committee is responsible for overseeing various alternatives with respect to the Corporation’s continued ownership of its shares and investment in SouthGobi. The Special Committee for SouthGobi currently consists of Ms. Gardiner (Chair), Ms. Albones and Mr. Gillin.

9.     Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the execution of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual Directors.

Directors complete assessments of the committees on which they sit, as well as the Board. The Corporation’s legal department and external advisors review and approves a performance evaluation questionnaire that is forwarded to all of the members of the Board. This questionnaire covers a wide range of issues providing for qualitative ratings and subjective

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

comments and recommendations in each area. Each Director is also asked to comment on what additional skills, experience and information could benefit the Board and how they might best be assessed. The Nominating and Corporate Governance Committee and the Board review the completed questionnaires.

In the normal course, the Board also completes self-assessment and/or peer reviews which have assessed a wide range of issues, including skills and experience; preparation; attendance; accountability; communication; and contribution to strategic planning.

10.  Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

The Nominating and Corporate Governance recommended and the Board of Directors considered and approved on March 20, 2015, an amendment to the Board Mandate requiring that Directors tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Board of Directors adopted a Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

(b) Ifan issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the progress of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation is of the view that Board member and executive officer appointment decisions should be based on merit and remains committed to selecting the best person to fulfill these roles. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board and in executive officer positions.

On a periodic basis, the Nominating and Corporate Governance Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity targets; and (iii) monitors the implementation of the Diversity Policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of

In connection with its efforts to create and maintain a diverse Board, the Nominating and Corporate Governance Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating and Corporate Governance Committee also strives to use, to

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
representation of women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

13.  Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making Executive Officer appointments and ensures that women are included in the short list of candidates being considered for a Board position.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions -

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

The issuer has chosen not to adopt targets regarding the number of women on its Board or in executive officer positions.

The Nominating and Corporate Governance Committee will consider on an annual basis whether and to what extent it would be appropriate for the Corporation, in view of all relevant circumstances and factors, to adopt a target, in numbers or percentages, of women on the Board and in executive officer positions and will make a recommendation thereon to the Board.

The Board believes that it is in its best interest of the Corporation to prioritize and continue to have in positions of executive officers of the Corporation individuals with strong operational and technical industry expertise given that the Corporation’s only material asset, the Oyu Tolgoi Mine, is operational.

15. Number of Women on the Board and in Executive Officer Positions -

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Two of the seven (representing 28%) nominees for election to the Board, including the Chair, are women. None of the Corporation’s senior executives are women.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Instrument 58-101 Disclosure of Corporate Governance Practices.

SCHEDULE “C”

BOARD MANDATE

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and supplemented as required from time to time.

2	Organization of the Board of Directors

a)	Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities.

The Board chair develops the agenda for each meeting of the Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board Committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

a)	With respect to strategic planning

—	Overseeing and monitoring significant corporate plans and strategic initiatives.

—

Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

—

Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

b)	With respect to financial matters and internal control

—	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

—	Reviewing and approving major deviations from the capital and operating plans and budgets.

—	Monitoring the integrity and quality of the Corporation’s financial statements and appropriateness of their disclosure.

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—

Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities.

—	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

—	Approving the issuance of any securities of the Corporation.

—	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

—	Determining dividend policies and procedures.

—	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

—	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

c)	With respect to human resources and performance assessment

—	Reviewing and approving the Corporation’s incentive compensation plans.

—	Appointing the CEO in agreement with its controlling shareholder.

—

Monitoring the performance of the CEO and succession plans for the CEO in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of the CEO.

—

Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

—	Overseeing labour and human resources policies.

d)	With respect to director nominations and corporate governance matters

—	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

—	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

—

Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

—

Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

—

Enhancing succession planning at the Board level by requiring directors to tender their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, which term may be extended as determined by the Board in its absolute discretion.

—

Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation: (a) for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding the Corporation’s Board) in addition to membership on the board of the corporation at which an individual is employed, and (b) for other candidates, the Board will prefer candidates that hold not more than five (5) public corporation directorships (excluding the Corporation’s Board).

—	Appointing Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

—	Ensuring an appropriate orientation and education program for directors is provided.

—

Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct and Ethics, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

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—	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

—

Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

—	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

—	Ensuring evaluations of the Board and committee are carried out at least annually.

e)	With respect to environment and safety

—	Overseeing the adoption and review of environmental policies and procedures.

—	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

—	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

—	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

—

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012; and

—

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board Committees.

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